Form 20-F
period 2000-12-31
ANANGEL AMERICAN SHIPHOLDINGS LTD
filed 2001-06-28
CIK 843090

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

            (Mark One)
            [  ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
                           OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934
            For the fiscal year ended December 31, 2000

                                       OR

            [  ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934

             Commission file number                    0-17326

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not applicable
                 (Translation of Registrant's name into English)

                                 CAYMAN ISLANDS
                 (Jurisdiction of incorporation or organization)

                          P. O. Box 75247, Kallithea,
                                GR 176-10, Greece
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class           Name of each exchange on which registered
        -------------------           -----------------------------------------
               None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           American Depositary Shares
                                (Title of class)

                     Class A Ordinary Shares of $ 1.00 each
                                (Title of class)

          ------------------------------------------------------------

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act
                                      None
          ------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

             11,745,854 Class A Ordinary Shares of $ 1.00 each*
             12,228,000 Class B Ordinary Shares of $ 1.00 each**

             -------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

            Yes            X                 No         _______
                        ------

Indicate by check mark which financial statement item the registrant has elected to follow.
            Item 17     ______               Item 18       X
                                                        -------

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
                           DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

            Yes __________          No __________

           ----------------------------------------------------------

      *     11,745,854 Class A Shares were outstanding as of May 18, 2001
      **    12,228,000 Class B Shares were outstanding as of May 18, 2001

                                TABLE OF CONTENTS


ITEM                                                                     PAGE

PART I....................................................................1

  ITEM 1. Identity of Directors, Senior Management and Advisors...........1
  ITEM 2. Offer Statistics and Expected Timetable.........................1
  ITEM 3. Key Information ................................................1
  ITEM 4. Information on the Company ....................................14
  ITEM 5. Operating and Financial Review and Prospects ..................24
  ITEM 6. Directors, Senior Management and Employees ....................35
  ITEM 7. Major Shareholders and Related Party Transactions .............37
  ITEM 8. Financial Information .........................................40
  ITEM 9. The Offer and Listing .........................................40
  ITEM 10. Additional Information........................................43
  ITEM 11. Quantitative and Qualitative Disclosures About Market Risk ...46
  ITEM 12. Description of Securities Other than Equity Securities........49


PART II..................................................................50

  ITEM 13. Defaults, Dividend Arrearages and Delinquencies...............50
  ITEM 14. Material Modifications to the Rights of Security Holders
             and Use of Proceeds.........................................50
  ITEM 15. [Reserved]....................................................50
  ITEM 16. [Reserved]....................................................50


PART III.................................................................50

  ITEM 17. Financial Statements..........................................50
  ITEM 18. Financial Statements  ........................................50
  ITEM 19. Exhibits .....................................................51

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...............................F-1

SIGNATURES...............................................................C-1

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

   This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Securities Exchange Act of 1934. Such statements relate to, among other things, industries in which the Company operates, the world economy, earnings and cash flows and may be indicated by words or phrases such as "anticipates", "supports", "plans", "projects", "expects", "should", "hope", "forecast", "the Company believes", "management is of the opinion" and similar words or phrases. Such statements may also be made by management orally. Forward-looking statements are subject to inherent uncertainties and risks, including among others: increasing price and product/service competition, including new entrants; technological developments and changes; the achievement of lower costs and expenses; and governmental and public policy changes including maritime and environmental regulations. In addition, such statements could be affected by general industry and market conditions and growth rates, and general economic conditions including interest rate and currency exchange rate fluctuations. In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

   Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

   Not applicable

ITEM 3.     KEY INFORMATION

A.    SELECTED FINANCIAL DATA

   The following selected financial data for the year ended June 30, 1996, the six months ended December 31, 1996 and the years ended December 31, 1997, December 31, 1998, December 31, 1999 and December 31, 2000 are derived from the consolidated financial statements of Anangel-American Shipholdings Limited (the "Company"). This information should be read in conjunction with the audited consolidated financial statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company's financial statements are prepared in accordance with US GAAP.

                                     YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED       SIX MONTHS     YEAR ENDED
                                     DEC. 31, 2000    DEC. 31, 1999    DEC. 31, 1998    DEC. 31, 1997    ENDED          JUNE 30,
                                                                                                         DEC. 31, 1996  1996

                                     (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

KEY FIGURES FROM CONSOLIDATED

STATEMENTS OF INCOME:


Revenue from voyages                        97,514         63,660         61,521            74,593          39,515        100,144



Operating Profit/(Loss)                     30,569         (1,672)        (3,108)            9,833           6,473         26,463

Realization of shipping investments          1,455           --              --               --              --            4,453

Net Income/(Loss)                           28,409        (17,324)        (5,666)            4,442           2,961         21,024

AMOUNTS PER ORDINARY SHARE:

Earnings (basic and diluted)                 $1.18         ($1.07)        ($0.35)            $0.28           $0.19          $1.32

Dividends  Ordinary                           --             --             --                0.10            0.50           1.00

KEY FIGURES FROM CONSOLIDATED CASH FLOW:

Net cash provided by operating
  activities                                87,418         13,289          7,191            31,578          14,598         29,073

Vessel acquisitions                        (68,622)       (53,006)        (9,215)           (4,373)           --          (24,484)

Proceeds from realization of shipping        1,455           --             --                --              --           16,137
  investments

Proceeds of issue of ordinary shares          --           45,406           --                --              --             --

Issue/(repayment) of long term debt        (12,803)        15,378         (7,963)          (17,414)         (3,496)        31,104
  /capital lease creditor

Repurchase agreements                      (27,644)         3,264         15,047             1,149           2,958          6,669

Funds provided by bank overdrafts             (193)            12            759              --              --             --

Dividends paid                                --             --              --             (1,598)         (7,991)       (15,982)

Increase/(Decrease) in cash and cash       (21,242)        24,470          7,119             1,042           6,069         42,517
  equivalents (*)

Increase/(Decrease) in
  Restricted cash (*)                       (5,058)           127          1,300             8,300

KEY FIGURES FROM CONSOLIDATED BALANCE
SHEETS:

Vessels at cost                            600,208        525,719        481,525           481,525         481,525        481,525

Depreciation                              (196,151)      (173,606)      (152,453)         (131,631)       (109,939)       (99,093)

Total assets                               514,824        517,991        462,035           449,662         456,169        460,500

Long term debt                             208,048        208,318        185,557           183,823         182,368        186,132

Total Shareholders' Equity                 271,680        243,271        215,189           220,855         218,011        223,041

Ordinary Shares Outstanding             23,973,854     23,973,854     15,982,569        15,982,569      15,982,569     15,982,569




(*) Reclassifications have been made in the above Table in order to conform the 1999, 1998 and 1997 figures to the treatment of these items in the 2000 financial statements.

B.    CAPITALIZATION AND INDEBTEDNESS

   Not applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not applicable

D.    RISK FACTORS

BUSINESS RISKS

   Cyclical nature of industry, freight rates and vessel values

   The Company is an independent shipping company, which has historically operated in the dry cargo market. This market has been cyclical in varying degrees, experiencing fluctuations in freight rates, profitability and, as a result of these, vessel values. These fluctuations have been primarily due to changes in the level and pattern of global economic growth, the highly competitive nature of the world shipping industry and changes in the supply of and demand for seaborne shipping capacity.

   Freight rates are strongly influenced by the supply of and demand for shipping capacity. The demand for shipping capacity is primarily determined by demand for the commodities carried and by the distance that those commodities are to be moved by sea. Demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production, armed conflicts, embargoes and strikes), environmental concerns, weather patterns, canal closures and changes in seaborne and other transportation patterns and crop yields. The supply of shipping capacity, measured by the amount of suitable tonnage available to carry cargo, is determined by the size of the existing fleet in a particular market, the number of newbuilding deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e. laid-up, dry-docked, awaiting repairs or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include:

   o     newbuilding prices,

   o     secondhand vessel values in relation to scrap prices,

   o     costs of bunkers and other operating costs,

   o     normal maintenance and insurance coverage,

   o     the efficiency and age profile of the existing fleet in the market; and

   o government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

   The factors that influence the supply of and demand for shipping capacity are outside the Company's control, and the nature, timing and degree of changes in industry conditions are unpredictable. In 1998, due to a decline in freight markets that started in 1995, the Company suffered its first loss, a net loss of $5,666,000 or $0.35 per outstanding share. The Company suffered a further and increased loss in 1999, a net loss of $17,324,000 or $1.07 per outstanding share. Although freight markets improved strongly from late 1999 through 2000 and the Company again recorded profits in the 2000 year of $28,409,000 or $1.18 per outstanding share, there can be no assurance that demand will increase in the future or that freight rates will not again decline to the point that the Company's operations become unprofitable.

   Liquidity, leverage and ability to service debt

   As of December 31, 2000, the Company had $211,472,000 of long term debt outstanding (primarily comprised of obligations under capital leases), of which $3,424,000 fell due within the subsequent twelve-month period. At that date the Company had $61,983,000 in cash. As of May 18, 2001 long-term debt was approximately $209,521,000, of which $2,089,000 fell due before December 31, 2001, whilst the Company had approximately $99,237,000 in cash, of which $26,572,000 was restricted. As of May 18, 2001, the Company had two newbuildings under construction for which it had so far paid $2,199,000 per vessel of the total purchase price for each vessel of $21,990,000 each[1]. Under the Company's financing arrangements, the Company is permitted to incur additional indebtedness from time to time, and the Company may borrow funds to finance a portion of the purchase price of the above vessels, or other vessels the Company may acquire in the second-hand or newbuilding markets. The level of the Company's debt obligations will have several effects on the Company's future operations, including the following:

   o the Company's leveraged position may hinder the Company's ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions of additional vessels,

   o a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of the Company's debt obligations, and will not be available for other purposes,

   o the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions,

   o the Company may be more vulnerable to any downturn in its business, which historically has been cyclical and subject to general and industry-specific economic conditions, and

   o the Company may be more leveraged than others with whom the Company competes, which may put us at a competitive disadvantage.

   The Company's long-term debt is presently comprised of long term capital lease arrangements with third parties covering six of the Company's vessels and


------------

[1] One of these two newbuilding contracts has subsequently been cancelled pursuant to arrangements described in Item 4.A. "History and Development of the Company - Recent Events", as a result of which the Company has received a sum of $4,200,000, which will be accounted for in the Company's second quarter 2001 results.

a bank loan covering a further one of its vessels. The lease arrangements require compliance with certain financial ratios, including, prior to September 1999, that the value-adjusted equity of the Company exceed total debt. As a result of a cyclical fall in the market value of the Company's fleet in 1998, the Company was, as of year-end 1998, technically in breach of that requirement. Since that time, the market value of the Company's vessels has increased. In addition, effective September 1999, the requirement was revised to be that the Company's value-adjusted equity should exceed 50% of total debt. Under letter of credit facilities that support these arrangements, and due to the same cyclical fall in market value of the Company's fleet, additional collateral was provided to the banks providing the letter of credit facilities and the required ratio of collateral to debt was reduced.

   Any inability to service the Company's debt obligations or obtain additional financing, as needed, would have a material adverse effect on the Company.

   The Company's ability to meet its debt obligations will depend upon the Company's operating performance, which will be affected by economic conditions and by financial, business and other factors affecting the Company's operations, many of which are beyond the Company's control. There can be no assurance that the Company's business will continue to generate cash flow at levels sufficient to satisfy the Company's debt service requirements. If the Company is unable to generate sufficient cash from operations to make scheduled interest payments on the Company's leases, or to meet other obligations and commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring the Company's debt obligations, selling vessels or raising additional debt or equity capital. There can be no assurance that any of these alternatives could be effected on a timely basis, on satisfactory terms or at all.

   International risks

   The market value of the Company's vessels fluctuate largely in relation to existing and anticipated freight rates as well as with changes in general economic and market conditions. For example, the economic crisis in Southeast Asia, and to a lesser extent, in Latin America and Russia that developed in 1997 and 1998 had an adverse effect on vessel values and freight rates. A substantial portion of the Company's shipping operations is conducted with charterers from Southeast Asia, although some portion of the charters concluded with such charterers are for voyages in other parts of the world. While vessel values and freight rates recovered from the latter part of 1999 and through 2000, there can be no assurance that they will not decline in the future.

   In addition, since the Company's operations are conducted worldwide, primarily outside of the United States, they may be affected by currency fluctuations and by changing economic, political and social conditions in the countries where the Company's business is conducted or where the Company's vessels are registered or flagged. In particular, the Company's operations may be affected by war, expropriation of vessels, imposition of taxes, increased regulation or other circumstances, and as a consequence, the Company may incur higher costs, the Company's assets may be impaired, and the Company's operations may be adversely effected.

   Risks involved in the purchase and operation of secondhand vessels

   As of May 18, 2001 the average age of the Company's existing vessels (by deadweight) was approximately 10.2 years and their useful lives were estimated to be up to 25 years, depending on their condition. The Company's current business strategy includes the possibility of purchasing additional vessels. There can be no assurance that additional vessels of the quality the Company desires will be available for purchase at prices the Company is willing to pay.

   In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases, and older vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Furthermore, as vessels grow older they can generally be expected to decline in value. As the values of the Company's vessels decline, refinancing debt relating to these vesselscould have a material adverse effect on the Company's liquidity. In addition, secondhand vessels typically carry very limited warranties with respect to their condition as compared to warranties available for newbuilding vessels. Cargo insurance rates also tend to increase with the age of a vessel, and secondhand vessels tend to be less fuel-efficient than newer vessels. While differences in fuel consumption and anticipated freight insurance costs tend to be factored into the freight rates earned by older vessels, if these costs were to increase significantly, the Company's older vessels could be affected.

   In addition, changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment, the addition of new equipment to the fleet or restrictions on the cargoes that the fleet may transport. There can be no assurance that market conditions will justify such expenditures or enable the Company to operate its vessels profitably during the remainder of the economic lives of such vessels.

   Potential unavailability of charters at attractive rates

   The Company currently charters a substantial portion of its vessels on a relatively short-term basis. The majority of these charters will expire in 2001 unless extended. There can be no assurance that, if these charters are extended, the charter hire rates will be at or greater than the current charter hire rates or that, if such charters are not extended, profitable replacement charters will be available.

   Competition

   The Company obtains charters for vessels in highly competitive markets in which the Company's market share is insufficient to enforce any degree of pricing discipline. Although the Company believes that no single competitor has a dominant position in the markets in which the Company operates, the Company is aware that certain competitors may be able to devote greater financial and other resources to their activities, which may result in a greater competitive threat to the Company's operations. There can be no assurance that the Company will continue to compete successfully with its competitors or that the Company's competitive position will not be eroded in the future. The Company's vessels compete primarily on the basis of price, the condition of the vessels and the reputation of the manager of the Company's vessels, Anangel Shipping Enterprises S.A. (the "Manager").

   Transactions with affiliates; potential conflicts of interest

   John Angelicoussis, Demetrios Stylianou, and Constantinos Panagopoulos who are directors and officers of the Company and Christos Kanellakis, a director of the Company until May 14, 2001, are also officers and/or directors of Angelicoussis Shipholding Group Limited ("ASGL") and its subsidiaries. ASGL and its subsidiaries operate in the shipping business. As of May 18, 2001 subsidiaries of ASGL owned six dry cargo vessels, though these are not of a size or type likely to compete for cargoes with any of the Company's vessels. As a result of their involvement in ASGL, however, the above persons may have had in the past and may in the future experience conflicts of interest in connection with the selection, purchase, operation and sale of the Company's vessels. Generally, as far as the sale and purchase of vessels is concerned, the Company relies on valuations given by independent shipbrokers in determining whether the price the Company either offers or is offered is appropriate. In addition, John Angelicoussis has given the Company an undertaking that he will not for his own account purchase any dry cargo vessels without first offering the Company the opportunity to acquire such vessels.

   The Manager, which charters and operates the Company's vessels, is ultimately owned or controlled by members of the Angelicoussis and Kanellakis families. The Manager charters and operates, among other vessels, ASGL's and the Company's vessels. The Manager's services are performed under a contract under which the Company pays a monthly fee for operating the Company's vessels and commissions for chartering the Company's vessels. The Manager subcontracts the chartering of the Company's vessels to its London agent, Agelef Shipping Co. (London) Limited ("Agelef"). Agelef is a UK limited company controlled by Angelicoussis and Kanellakis family interests. Under these arrangements in the twelve months to December 31, 2000 the Company paid the Manager $2,874,000 for operating and $2,316,000 for chartering the Company's vessels. The Company believes these fees are either at or below industry standard rates for the services rendered.

   The Company currently places between 70 and 80% of its hull and machinery insurance and all of the Company's loss-of-hire insurance with Aegian Insurance Company Limited ("Aegian"), which is a subsidiary of ASGL. Aegian fully reinsures the hull and machinery and loss of hire insurance. This practice results in cost savings to the Company not available if the Company went directly into the market. In the twelve months to December 31, 2000, the Company paid Aegian $1,164,000 in premiums.

   Companies which the Company understands may be indirectly owned or controlled by the sister of Mr John Angelicoussis, Anna Kanellakis, whose husband, Christos Kanellakis, was one of the Company's directors until May 14, 2001, as of May 18, 2001 operated three Capesizes and six Panamax vessels and have a further three Panamax vessels of approximately 75,000 DWT each on order from Daewoo Shipbuilding & Marine Engineering Co. Ltd. ("DSME" or "Daewoo"). The vessels these companies operate are managed by an independent third party, Alpha Tankers and Freighters International Ltd. ("Alpha"). Alpha subcontracts to the Manager certain services, such as the recruiting of officers and the purchase of supplies, and subcontracts to the Manager's London agent, Agelef, the chartering of its vessels. It is therefore conceivable that the personnel of Agelef may experience conflicts in determining whether certain employment opportunities should be offered first to the vessels managed by the Manager on behalf of either the Company or ASGL, or the vessels managed by Alpha on behalf of the Kanellakis family interests. Although such possibility of conflict in the chartering of vessels does exist, particularly in the case of the vessels managed by Alpha, the Company believes that, as a practical matter, neither the

Manager, nor Agelef, nor Aegian is conflicted in carrying out its duties to the Company, ASGL or Alpha either in chartering or, where applicable, in operating vessels. The vessels chartered by the Manager and Alpha through Agelef are seldom available for the same charter and the operations work is performed at standard rates and is readily available from third parties worldwide. The Company therefore believes that the services are provided in accordance with industry practice and at standard prices.

   Possible catastrophic loss and liability insurance

   The ownership and operation of any ocean-going vessel in international trade is affected by a number of risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, labor strikes, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All these risks could result in liability to the Company and could cause loss of revenue, increased costs or loss of reputation.

   The Company maintains insurance consistent with industry standards against these risks. There can be no assurance, however, that the Company will adequately insure against all risks, that any particular claim will be paid out of these insurances, or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims for damages that may be asserted against the Company. In addition, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company's business reputation, and therefore the Company's ability to obtain future charters, will not be adversely affected by such an event. Such an impact on the Company's business reputation could have a material adverse effect on the Company's business and results of operations. The Company has taken and continues to take steps in order to enable it to meet U.S. requirements for vessels calling on U.S. ports.

   Environmental and other regulations

   The Company's operations are materially affected by extensive and changing environmental protection and other laws, rules, regulations and conventions. Compliance with these laws, rules, regulations and conventions may entail significant expense, including expenses for ship modifications and changes in operating procedures. Although the Company believes that it is in substantial compliance with such laws, rules, regulations and conventions, there can be no assurance that the costs of compliance, or the failure to comply, would not have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

   The United States Oil Pollution Act of 1990, as amended ("OPA 90"), imposes strict, joint and several liability on owners, operators and charterers by demise (i.e. bareboat charterers) of vessels (the "Responsible Parties") for actual or threatened discharges of oil into the navigable waters of the United States or adjoining shorelines, including the 200-nautical mile exclusive economic zone of the United States ("U.S. Waters"), with certain limited exceptions. OPA 90 limits the strict liability of Responsible Parties to the greater of $600 per gross ton or $500,000 for non-tanker vessels (subject to possible adjustment for inflation) for removal costs and damages that result from an actual or threatened discharge of oil. This limit does not apply, however, if the incident is caused by gross negligence, willful misconduct, or the violation by a Responsible Party or its agent of any applicable United States federal safety, construction or operating regulation, or if the Responsible Party fails to report the incident or cooperate in connection with related removal activities. In addition, OPA 90 specifically permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, and most states bordering on a navigable waterway have enacted legislation providing for strict unlimited liability for discharges of pollutants within state waters. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining owners' or operators' responsibilities under these laws.

   The Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA," or "Superfund Act") imposes strict, joint and several liability on Responsible Parties for vessels that release or threaten to release hazardous substances into the environment, including waters under the jurisdiction of the United States, or that transport hazardous substances to disposal or treatment facilities from which there are releases or threatened releases. CERCLA limits the strict liability of non-tanker vessels carrying hazardous substances as cargo or residue to $300 per gross ton, or $5,000,000, whichever is greater, for response costs and damages to natural resources. These limits do not apply, however, if the release or threat of release is the result of willful misconduct or willful negligence within the privity or knowledge of the Responsible Party, or is the result of violation of safety, construction or operating standards or regulations, or the Responsible Party fails or refuses to cooperate with and assist public officials responding to the release.

   Pursuant to regulations promulgated by the United States Coast Guard ("USCG") under OPA 90, Responsible Parties must meet financial responsibility requirements under OPA 90 and the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). The protection and indemnity clubs ("P&I Clubs"), which have historically provided ship owners and operators with financial assurance, have refused to furnish evidence of insurance to Responsible Parties and, therefore, Responsible Parties have obtained financial assurance from other sources at additional cost. Although the Company currently satisfies all of the financial responsibility requirements for each of the Company's vessels that call in U.S. Waters, failure to maintain compliance with these USCG regulations could have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

   According to the International Maritime Organisation ("IMO"), an agency of the United Nations, 99 bulk carriers sank between 1990 and 1997, an increase in the historical rate of bulk carrier accidents. In response the IMO adopted regulations in 1997 to reduce the risk of dry bulk carriers sinking. These regulations generally require new and existing dry bulk carriers to be capable of withstanding the flooding of any one cargo hold at a particular time. The Company's vessels currently satisfy the requirement of these regulations. Failure to comply with these IMO regulations could have a material adverse effect on the Company's business, financial condition, results of operations and liquidity.

   The Company's operations are also affected by the recently adopted requirements set forth in the International Safety Management ("ISM") Code. The ISM Code and implementing regulations now require ship owners and bareboat charterers who have assumed responsibility for the operation of bulk carriers, to have developed an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating their vessels safely and procedures for dealing with emergencies. Noncompliance with the ISM Code may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Although the Company has obtained ISM certification for its existing vessels by successfully completing audits conducted by the American Bureau of Shipping and Det Norske Veritas, leading classification societies, and the Hellenic Republic Ministry of Mercantile Marine, failure to maintain such certification would have a material adverse effect on the Company's business, results of operations, financial condition and liquidity. The Company will be required to obtain ISM Certification for the vessels the Company is committed to buy and any additional vessels that the Company purchases within six months of acquiring them. Failure to obtain and maintain such certifications would have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

   In complying with OPA 90, the IMO regulations, the ISM Code and with other laws and regulations that may be adopted, ship owners and operators may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. These laws and regulations also may restrict the economic life of vessels, require a reduction in cargo carrying capacity and make such vessels less desirable to potential charterers. Additional laws and regulations may be adopted which impose strict liability similar to that imposed by OPA 90 or which limit the Company's ability to do business and which could have a material adverse effect on the Company's business, financial conditions, results of operations and liquidity.

   Risk of arrest; loss of hire

   Currently, all of the Company's existing vessels are chartered to third parties. Under the terms of the Company's charters, the vessels are placed off-hire (i.e. the charterer ceases to pay charter hire) for any period during which such vessel is "arrested" for a reason not arising from the fault of the charterer. Under the general maritime law in many jurisdictions, and under the newly adopted but not yet effective International Convention on Arrest of Ships, 1999, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel and shippers and consignees of cargo and others entitled to a maritime lien against that vessel may enforce their lien by "arresting" a vessel through court processes.

   In addition, in certain jurisdictions, such as South Africa, and those countries adopting the new International Convention on Arrest of Ships, 1999, under the "sister ship" theory of liability, a claimant may arrest not only the vessel with respect to which the claimant's maritime lien has arisen, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by the Manager would not be asserted against the Company, any of the Company's ship owning subsidiaries or their respective vessels. The arrest of one or more vessels could result in a material loss of cash flow for the Company or require the Company to pay substantial sums to have the arrest lifted. According to Article 6 of the newly adopted but not yet effective International Convention of Arrest of Ships, 1999, depending on the circumstances, recovery may be sought for damages arising from "wrongful arrest" and the courts may as a condition of the arrest of a ship or of permitting an arrest already effected to be maintained, impose upon the claimant who seeks to arrest or who has procured the arrest of the ship, the obligation to provide security of a kind and for an amount and upon such terms as may be determined by that court for any loss which may be incurred by the defendant as a result of the arrest and for which the claimant may be found liable, including but not restricted to such loss or damage as may be incurred by that defendant in consequence of (i) the arrest having been wrongful or unjustified or (ii) excessive security having been demanded and provided. This is subject to the exception that a judgment obtained against a parent holding company may be satisfied out of the assets of the holding company including its ownership in its subsidiaries. Although the Company currently maintains insurance coverage for liability for each of the Company's vessels, there can be no assurance that such insurance will continue to be available on terms favorable to us or at all.

   Group liability

   Although each of the Company's vessels is or will be separately owned by one of the Company's subsidiaries, under certain circumstances, a parent company and all the ship owning affiliates in a group under common control or engaged in a joint venture could be held liable under corporate veil piercing principles for damages or debts owed by one of the other affiliates or by the parent. Therefore, it is possible that all of the Company's assets and the Company's subsidiaries could be subject to execution upon a judgment against the Company or any of its subsidiaries. Absent a situation in which claimants are able to "pierce the corporate veil", generally speaking, the assets of the parent will not be reachable for the acts of the subsidiary while the assets of the subsidiary might be indirectly answerable for the acts of the parent. Although the Company currently maintains insurance coverage for liability for each of the Company's vessels, there can be no assurance that such insurance will continue to be available on favourable terms, or at all.

   Dependence on key personnel

   The Company is dependent upon a limited number of senior executives for the principal decisions with respect to the Company's activities, including John Angelicoussis and Demetrios Stylianou, who have over 55 years of combined experience in the shipping business. The loss or unavailability of the services of either or both these persons for any significant period of time could have a material adverse effect on the Company's business, financial condition and results of operations.

   Reliance on the Manager

   The Company is dependent on its Manager in connection with the conduct of the Company's activities. The loss of the Manager's services could have a material adverse effect on the Company's business, financial condition and results of operations.

   Currency risks

   All of the Company's revenue is received and most of the Company's expenses are incurred in United States dollars. However, the Company has incurred and will continue to incur expenses in other currencies, particularly Greek drachmae. For the year ended December 31, 2000, total expenses incurred in Greek drachmae accounted for approximately 42% of the total operating expenses incurred, total expenses incurred in United States dollars accounted for less than 28% of the total operating expenses incurred and the remaining 30% of the total operating expenses were incurred in various other currencies. While the United States dollar has generally appreciated against the Greek drachma in recent years, it has also depreciated from time to time. Depreciation in the value of the United States dollar relative to the Greek drachma would increase the United States dollar cost to the Company of paying such expenses and thus could have a material adverse effect on the Company's results of operations. There can be no assurance that the portion of the Company's business conducted in other currencies will not increase in the future, which could expand the Company's exposure to losses arising from currency fluctuations. The Company has not historically hedged its exposure to foreign currency fluctuations and has no current intention to do so.

   Market risks, financial instruments and hedging

   In accordance with the Company's investment guidelines, the Company invests its surplus cash in U.S. Treasury Bonds. In recent years, the Company has entered into agreements for the sale of these U.S. Treasury Bonds and the subsequent repurchase of such securities as a means of financing working capital. As of December 31, 2000, the Company had invested approximately $20 million in U.S. Treasury Bonds. All of these securities had been sold to a financial institution subject to an agreement for the Company to repurchase them. Since such securities bear fixed rates of interest, the Company is subject to market risks associated with the impact of changes in interest rates on the market value of these securities.

   In addition, the Company has reduced its borrowing costs under its capital lease agreements by entering into financial instruments to convert a substantial portion of the Company's interest rate exposure under such agreements from fixed rates to floating rates. However, at the same time, the Company's exposure to the impact of changes in interest rates on the Company's borrowing costs under such agreements has increased. The notional principal amount of these instruments was approximately $117.6 million as of December 31, 2000. There can be no assurance that interest rates will not rise in the future, which could have an adverse impact on the costs of the Company's financing arrangements.

   Possible taxation of the Company's United States source income

   Unless an exemption applies under section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), the gross amount of any U.S. source shipping income derived by the Company's subsidiaries that is not effectively connected with the conduct of a trade or business in the United States will be subject to a 4% tax. For these purposes, 50% of the subsidiaries shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States is considered derived from sources within the United States. The 4% tax on gross U.S. source shipping income would not apply to any U.S. source shipping income that is considered effectively connected with the conduct of a U.S. trade or business. Instead, if not exempt under section 883 of the Code, such income would be subject to U.S. federal income tax on a net basis at corporate tax rates graduating to 35%. Under those circumstances, the subsidiaries would also be subject to a 30% branch profits tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by the subsidiaries' U.S. trade or business.

   Based on the manner in which the Company conducts its operations, the Company does not expect its subsidiaries to derive U.S. source shipping income that is effectively connected with the conduct of a U.S. trade or business. The Company anticipates that approximately 10% of its gross revenues constitutes U.S. source shipping income. Thus, absent an exemption, the maximum effective rate of U.S. federal income tax should not exceed 0.40%.

   In general terms, the exemption under section 883 of the Code applies in the case of a foreign corporation organized in a country which grants an equivalent exemption to U.S. corporations, provided that more than 50 percent of the value of the foreign corporation's stock is owned directly or indirectly by individuals who are resident in foreign countries that grant reciprocal exemptions of sufficiently broad scope to U.S. corporations. The Company's subsidiaries are organized in Panama and Liberia, the Company's ships operate under the Greek flag and more than 50 percent of the value of the Company's stock is owned either directly or indirectly by individuals who are resident in or nationals of Greece. Greece, Liberia and Panama are countries that grant equivalent exemptions of sufficiently broad scope to U.S. corporations. Thus, the Company believes that its subsidiaries qualify for exemption under section 883 of the Code.

   Euro conversion

   The Company's revenues are received in dollars. The Company's expenses are incurred in drachmae, US dollars and other currencies. The Greek drachma is, as of December 29, 2000, one of the twelve European currencies that have converted to the Euro. Other than its exposure to the drachma, however, the Company is not otherwise a party to any material contracts in which payment is expected to be made in a currency that is to be converted to the Euro. The Company's information systems are capable of handling conversion to the Euro.

   Limited public market for the Class A shares and ADSs

   The Company's ADSs trade on the NASDAQ National Market System. However, the market for sale of these shares has been limited. At May 18, 2001, there were 11,113,711 ADSs outstanding and held of record by 79 persons, including 1,392,300 ADSs held in treasury by the Company. Such a limited market could make it difficult for holders to sell ADSs in the future.

   The Company's Class A shares are listed on the Luxembourg Stock Exchange. At May 18, 2001, there were 2,069,628 Class A shares outstanding (excluding Class A shares underlying the ADSs) and held of record by 23 persons, including 45,185 Class A shares held in treasury by the Company. No trades in such Class A shares took place on the Luxembourg Stock Exchange in the year to December 31, 2000. Such a limited and inactive market could make it difficult for holders to sell Class A shares in the future.

   Concentration of share ownership

   The Company's Articles of Association provide that the holders of Class A shares (which include holders of ADSs) and Class B shares are entitled to equal representation on the Board of Directors. As a result, the directors who are representatives of either class can block any proposal requiring approval of the Board of Directors. Anangel Integrity, which owns all of the outstanding Class B shares, also currently owns 60.25% of the outstanding Class A shares and is not restricted from acquiring additional Class A shares (including ADSs). Other entities ultimately controlled by Angelicoussis family interests own a further 1.1% of the outstanding Class A shares. Anangel Integrity and other entities controlled by Angelicoussis family interests therefore have the capability to name the representatives on the board of directors of both classes of the Company's shares should a competed election for representation on the board of directors take place.

Enforceability of Judgments Against the Company

The Company is a Cayman Islands corporation with limited liability. Under Cayman Islands law, there is doubt as to whether the courts of the Cayman Islands would enforce (i) judgments of United States courts obtained in actions against Directors of the Company predicated upon the civil liability provisions of the United States federal securities laws and (ii) original actions brought in the Cayman Islands against such persons or the Company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are no grounds upon which Cayman Islands courts may choose to enforce judgments of United States courts. Certain remedies available under the United states federal securities laws would not be allowed in Cayman Islands courts as contrary to that nation's public policy.

Limitations on ability of the Company's shareholders to protect their interests

The Company's corporate affairs are governed by its Memorandum and Articles of Association and by the Cayman Islands Companies Law. The provisions of the Cayman Islands Companies Law resemble provisions of the corporation laws of England, but there have been relatively few judiciary cases interpreting the Companies Law and it does not incorporate the non-statutory law or judicial case law of any state of the United States. As a result the Company's minority shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would be the case were the corporation incorporated in a U.S. jurisdiction.

ITEM 4.     INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

   ANANGEL-AMERICAN SHIPHOLDINGS LIMITED (the "Company") was incorporated in the Cayman Islands on April 14, 1987 under the Companies Law of 1960 of the Cayman Islands (as amended) as the holding company of subsidiaries engaged in the business of acquiring and operating ocean-going cargo vessels. The Company's principal objectives are to achieve (i) operating profits from the charter of ocean-going cargo vessels and (ii) capital gains through market value appreciation from the selective and timely acquisition and disposal of such vessels. The Company has recently announced that it will in future focus the Company's dry cargo operations in such a manner as to service the demands of energy related transportation.

   As of May 18, 2001 the Company owned and operated twenty-one vessels: two multipurpose, seven handysize, seven Panamax and five Capesize, with a further two Panamax vessels on order. The current fleet totals 1,616,519 deadweight tonnes which have an average age of 10.2 years, compared with approximately 14.5 years for the world dry bulk feet in excess of 10,000 deadweight tonnes at that date.

   The Company's dry cargo fleet is managed by Anangel Shipping Enterprises S.A. (the "Manager"). See "Operations - The Manager" below. The Company's principal office is that of the Manager, which is located at Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece, and its telephone number is +30 1 946 7200.

   Angelicoussis Shipholding Group Limited ("ASGL") is a private Bermuda holding corporation, which together with its subsidiaries and its affiliates is collectively referred to herein as the "Angelicoussis Group". The Angelicoussis Group, which has been one of the largest Greek shipping operators of dry cargo tonnage since the 1980s, was founded by the late Mr. Antonis Angelicoussis who had owned and operated dry cargo and tanker vessels since 1947. The decision to found the Company was taken under his leadership in 1986 by the Angelicoussis family in partnership with American Express Bank Ltd., Shearson Lehman Hutton Inc. (collectively the "the Amex Group") and other entities connected with the then Amex Group.

     The Company was established with two classes of Ordinary Shares, nominal value $1.00 each ("Shares"), outstanding, consisting of Class A and Class B Shares. All of the B Ordinary Shares, which from inception have accounted for approximately 51% of the total ordinary share capital in issue were acquired by Anangel Integrity Compania Naviera SA ("Anangel Integrity"), a Panamanian corporation which until May, 1 2001 was a wholly owned subsidiary of ASGL. At December 31, 2000, the Angelicoussis Group owned a total of 18,664,676 Class A and Class B Shares representing approximately 77.854% of the Company's issued and outstanding Shares. The Company's Class A Shares were first listed on the Luxembourg Stock Exchange in June 1987, and the Company instituted an American Depositary Receipt ("ADR") program for the Class A Shares on February 22, 1989. The ADRs have traded on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") since March 26, 1989 under the symbol ASIPY. The Bank of New York is the Depositary for the ADRs; each ADR represents one American Depositary Share ("ADS"), which in turn represents one Class A Share. On July 19, 1989, the Company completed a public offering in the United States and a concurrent international public offering of 3,450,000 ADSs. At the same time as the public offering Anangel Integrity subscribed for a further 3,450,000 Class B Ordinary Shares, thus maintaining the proportion of B Ordinary Shares issued and outstanding at more than 50% of the total ordinary share capital in issue.

   On October 22, 1999, the Company offered its shareholders the right to purchase one additional Class A Share or Class B Share for every two shares held at the closing bid price of $5.75 on the NASDAQ National Market System as at November 15, 1999. Prior to the commencement of the offering ("Rights Offering"), ASGL agreed to purchase all of the Shares it would be offered in the Rights Offering directly or indirectly through Anangel Integrity. In addition, ASGL agreed to purchase, directly or indirectly through Anangel Integrity, any Class A Shares offered to, but not purchased by, the Company's other shareholders at the same price per share. ASGL and Anangel Integrity effected the purchases referred to in the previous sentence in order to assure that the Rights Offering would be fully subscribed and that the Company would receive funding for the purposes of the offering; namely, expansion of the Company's fleet. The Rights Offering expired on December 20, 1999. As a result of the Rights Offering, the Company issued a total of 7,991,285 additional Shares including 7,167,148 additional shares in the aggregate to ASGL and Anangel Integrity, and raised gross proceeds of $45.9 million, of which expenses related to the offering of $0.5 million have been incurred and charged against surplus paid-in capital. The Company's books and accounts are recorded in US dollars. The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

RECENT EVENTS. At December 31, 2000, Anangel Integrity and ASGL owned 77.854% of the Shares of the Company. At that date ASGL was equally controlled by interests represented by John Angelicoussis and interests represented by his sister, Anna Kanellakis, and both Mr. John Angelicoussis and Mr. Christos Kanellakis, the husband of Anna Kanellakis, were directors of the Company. Over the last several years, the Kanellakis family interests have developed a growing direct involvement in shipping and intend to continue to develop this involvement in the future. In order to avoid any possible future conflicts of interest with the Company, the Kanellakis and Angelicoussis family interests agreed, subsequent to December 31, 2000, that their interests in the Company should be re-organised so that the Angelicoussis family interests would become the sole beneficial owners of the shares in the Company owned by Anangel Integrity and ASGL. In order to facilitate this reorganization, the Company declared and paid a cash dividend of $3.00 per share, totaling $71,921,562, to all shareholders of record date April 30, 2001 on May 4, 2001. Anangel Integrity then acquired all the share capital of the Company previously owned by ASGL, and ownership of Anangel Integrity was then transferred to Angelicoussis family interests represented by Mr. John Angelicoussis. Anangel Integrity also acquired any shares in the Company owned directly by Kanellakis family interests as of that date.

In connection with the above arrangements, the Company also granted the Kanellakis family interests a thirty day oral option commencing on April 1, 2001 to purchase one or more of the following four vessels/newbuilding contracts: the Capesizes "Anangel Millennium" and "Anangel Century", both built in 2000, the Panamax "Anangel Afovos", which had been delivered to the Company in March 2001, and Hull No. 1144. The option was exercised and the three vessels and one newbuilding contract, which had an aggregate carrying value of approximately $91.9 million at the time of sale were purchased by the Kanellakis family interests effective May 1, 2001, at a price of $97.5 million representing their fair market value as determined by independent shipbrokers as of March 31, 2001.

As of May 18, 2001 the Company therefore owned twenty one dry cargo vessels totaling 1,616,519 deadweight, with a further two Panamax newbuildings on order each of around 75,000 deadweight.

Subsequent to May 18, 2001 the Company has made a further announcement, as set out below, dated May 30, 2001, simultaneously with the release of its first quarter earnings for 2001, that:

   "The Company previously announced the intention to broaden the scope of its activities in the shipping industry. In this respect the Directors are pleased to announce that they have finalised negotiations for the acquisition of a 25% stake in ACOL Tankers Limited and an option to acquire an additional 26% of that company prior to December 31, 2001. ACOL is a privately owned owner/ operator of modern crude oil tankers (currently 5 VLCCs and 3 Aframaxes) which interests of John Angelicoussis (our Chairman and President whose interests control 80% of our Company) currently control 78%. Our Company has agreed to pay US$47,404,000 for the 25% ACOL stake, which is based on net asset value as of May 1, 2001. The strike price for the 26% under the option is to be based on ACOL's net asset value at the time of exercise of the option. Net asset value is per books adjusted by the market value of ships owned, as established by five independent ship valuers.

   ACOL's earnings will be accounted for by Anangel-American Shipholdings Limited on an equity basis and are expected to increase the Company's earnings. ACOL's revenues were US$48,490,000, ebitda US$35,651,000 and net income US$28,580,000 for the quarter ending March 31, 2001.

   ACOL was formed in September 1999 with a group of founders of ICB Shipping AB, a Swedish tanker company, to acquire 4 VLCCs from ICB with the balance of ICB's vessels going to Frontline Ltd.

   Anangel-American also announces that it has cancelled its last Panamax order with Daewoo Shipping and Marine Engineering and ordered a 300,000 DWT VLCC for delivery in the second quarter 2003, which order we have assigned to interests of John Angelicoussis for US$4,200,000.

   Following the sale of the four vessels to the Kanellakis family earlier this month, the Directors have decided to focus the Company's dry cargo operations to service the growing demands of energy related transportation. We therefore intend to gradually increase the number of Panamax and Capesize vessels at the appropriate time and dispose of the Handysize and multipurpose vessels."

B.    BUSINESS OVERVIEW

   OPERATIONS. Mr. Antonis Angelicoussis, the late President of both ASGL and the Company, founded the Angelicoussis shipping business in 1947. Mr. Angelicoussis acquired his first ocean-going dry cargo vessel in 1953, and his fleet had grown to 18 vessels by 1972, at which time ASGL was incorporated in Bermuda and all the shipowning companies became its wholly owned subsidiaries. Under the new structure, ASGL embarked upon a fleet expansion and renewal program and at December 31, 2000 the Angelicoussis Group's fleet (including the vessels owned by the Company) numbered 30 dry cargo vessels totaling in excess of 2.2 million DWT, including the Company's vessels, and is one of the largest Greek shipping groups operating dry cargo vessels. The Manager presently engages around 507 sea-going officers and crew of whom, as of May 18, 2001, approximately 378 will be employed in servicing the vessels of the Company at any one time.

   PLAN OF OPERATION. The Company's vessels are owned or leased by separate Panamanian or Liberian corporations, all of which are wholly owned by the Company. Ownership of the Company's vessels through individual, single-vessel-owning companies may provide a measure of protection for the Company and the subsidiaries of the Company from damages resulting from, and asserted against, any one vessel. For a list of the Company's subsidiaries that own the Company's vessels, see Item 4.D., "Property, plant and equipment - Fleet Profile."

   The Company is committed to acquiring soundly constructed; well-kept vessels and maintaining them at high levels of upkeep, in the belief that well-maintained vessels ultimately help reduce operating costs. The Company's fleet presently consists of five Capesize dry cargo vessels, seven Panamax bulk carriers, seven large Handysize bulk carriers and two smaller Multipurpose vessels.

   The Company's operating strategy is to seek to charter its vessels as much as possible on a time charter basis rather than on a voyage charter basis. A time charter involves the hiring of a ship from a shipowner for a period of time pursuant to a contract under which the shipowner places his ship, with crew and equipment, at the disposal of the charterer, for which the charterer periodically pays hire money. Subject to any restrictions in the contract, the charterer decides the type and quantity of cargo to be carried and the ports of loading and discharging, supplies the ship with bunkers and pays for the cargo handling operations, canal and port charges, pilotage, towage and ship's agency. The technical operation and navigation of the ship remain the responsibility of the shipowner. Time charters vary depending upon the anticipated time of the charter: "trip" time charters or short-term time charters (e.g., two months), a number of voyages in succession or medium-term time charters (e.g., six to nine months), or long-term time charters (e.g., a number of years). A voyage charter involves a contract under which the charterer pays for the use of a ship's cargo space for one, or sometimes more than one, voyage. Under this type of charter, the shipowner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship's agency), while payment for cargo handling charges is the subject of agreement between the parties. Freight is generally paid per unit of cargo, such as per ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded or the time taken to perform the voyage, though extra compensation or rebates may be payable under the contract if the charterer varies anticipated loading or discharging times. The Company does not share cargo space between charterers on a voyage.

   The Company favours time charters over voyage charters since, with time charters, the Company's costs are largely forecastable in advance and the charterer, not the Company, is liable for any increase in fuel costs, port charges and the financial effects of any extra time expended in completing a "voyage", as long as this additional time is not the fault of the vessel. Obviously, the longer the period of the time charter, the more the Company's revenues can be foreseen in advance although less advantage can be derived from any continued appreciation of market freight-rates. The Company's policy is to maintain a mix of period employment and to charter its vessels out to first class charterers for up to twelve months or longer, whenever it believes that freight-rates may have reached a temporary peak.

   The assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for the vessels, and the Company prefers to deal with major trading houses, major producers and government-owned entities rather than with more speculative or undercapitalized entities.

   Many shipping companies historically have been exposed to very depressed charter rates in what has been an extremely cyclical industry, and thus a key to survival in this market has been to contain costs and minimize fixed charges. The Company and the Manager have consequently pursued a vigorous policy of controlling costs, recognizing that, during a poor market, low operating costs assume paramount importance. Thus, one of the Company's objectives is to enable the Company to compete successfully under market conditions in which shipowners with high costs could not survive. The Company believes that it can best do so by operating a young and well-maintained fleet in order to achieve higher efficiency and relatively low operating costs. In addition, it is the Company's policy to limit leverage to conservative levels and thus keep fixed charges within margins it believes to be prudent.

   The nature of the Company's business is worldwide and its business will fluctuate in line with the main patterns of trade of the major dry bulk cargoes and vary according to changes in the supply and demand for these items, and particularly henceforth to changes in the supply and demand for energy related commodities. Reference is made to "Year End Review" contained at pages 8 through 15 of the Company's Report and Accounts for the year ended December 31, 2000 (the "2000 Report"), which information is incorporated herein by reference in
Item 8.

    THE MANAGER. The Company's vessels are each operated pursuant to a contract with the Manager, a Panamanian corporation, which is ultimately owned or controlled by members of the Angelicoussis and Kanellakis families. The Manager has been operating ships, with particular expertise in dry cargo vessels, since 1971.

   ASGL and the Company conduct their land-based operations through the Manager based in Kallithea, Athens, Greece, which engages a total of 98 employees. The Manager employs another 27 employees at its London agency, Agelef Shipping Co. (London) Ltd. ("Agelef"), a United Kingdom company. Agelef acts as shipbroking agent for the Manager and other similar entities including Alpha Tankers and Freighters International Ltd. ("Alpha") and is responsible to the Manager for chartering, bunkering and insurance functions. The Manager, through Agelef, charters the Company's vessels in the open market where charter rates are determined by market factors. See Item 7. "Major Shareholders and Related Party Transactions" for information regarding the fees paid to the Manager.

   At any time, vessels owned by the Company and those owned by others who utilize the services of the Manager and Agelef will be operating worldwide and, as chartering opportunities arise, it is the responsibility of Agelef to decide which of the vessels is, under the circumstances, most suitable for the carriage of the prospective cargo or for a particular charter. This could potentially give rise to a conflict of interest in securing the best employment for an individual vessel. With regard to the acquisition or disposal of tonnage, the Manager advises the Board of Directors on opportunities to purchase and sell vessels.

   CREWING AND TECHNICAL MANAGEMENT. The Company maintains its fleet under the Greek flag. Each dry cargo vessel is the subject of a separate management contract between the subsidiary that owns or leases the vessel and the Manager, all such contracts being identical in their terms. A copy of the standard form of management contract has previously been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to its Form 20-F Registration Statement for the year ended June 30, 1988. Each contract is for a period of three years from the date of signature and thereafter for additional one-year terms unless either party gives 60 days' written notice of termination to the other. See Item 7. "Major Shareholders and Related Party Transactions" for information regarding the fees paid to the Manager. The Company's vessels are not operated as a pool in that there is no form of income apportionment between the Company's vessels and other vessels, including other vessels owned or operated by the Angelicoussis Group.

   INSURANCE. The business of the Company is affected by a number of risks, including the risk of mechanical failure of the vessels, collision, property losses to the vessels, the risk of cargo loss or damage and the risk of business interruption due to political circumstances in foreign countries, hostilities and labor strikes.

   In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps and the liabilities arising from owning and operating vessels in international trade.

   The Company has arranged for the insurance of the vessels in line with standard industry practice, and the Manager has personnel dedicated to attempt to settle any claims as efficiently as possible. The Company maintains hull and machinery insurance, both marine and war risks, which includes the risk of Total or Constructive Total Loss; Protection and Indemnity insurance and legal cost by way of Freight Demurrage and Defense Cover with Mutual Assurance Associations. The Company's cover is consistent with industry practice.

   The Company has arranged loss-of-hire insurance, which provides insurance against loss of freight revenue due to accidents or breakdowns. The Manager has a good insurance record and the Company's insurance costs are consequently competitive. As of the date of this report, the Company has taken and is continuing to take steps in order to enable it to meet the United States

Certificate of Financial Responsibility ("COFR") requirements for vessels calling on United States ports.

   EMPLOYEES. The Company's vessels are manned by seamen who are employed by the Company's subsidiaries that are the record owners or lessors of the vessels. When the Company's vessels are fully utilized, approximately 378 seamen, officers and crew are employed.

   THE INDUSTRY AND COMPETITION. The shipping industry is international in scope, and highly cyclical freight markets characterize most of its sectors. Due to intense competition and a widely dispersed ownership structure, no one shipowner maintains a dominant market share in any sector in which the Company operates its vessels. The Company's vessels compete primarily on the basis of rate, the condition of the vessels and the reputation of the Manager.

   Reference is made to "Year End Review", contained at pages 8 through 15 of the 2000 Report, which information is incorporated herein by reference in Item 18, for a discussion of the current shipping market generally and its relationship to the Company's operations.

   CAPITAL STRUCTURE OF THE COMPANY. The capital stock of the Company is divided into 15,000,000 authorized Class A Shares and 15,000,000 authorized Class B Shares. The Class A and B Shares are entitled to notice of, and to attend, any general meeting of the Shareholders of the Company and have the right to vote on any resolution. The Company also has 1,500,000 Senior Preference Shares and 5,000,000 Junior Preference Shares authorized, none of which are currently issued and outstanding. The Class A and Class B Shares rank pari-passu with each other and therefore have the same dividend, liquidation and voting rights.

   In February 1990, the Shareholders of the Company adopted a Resolution to amend the Articles of Association of the Company permitting the Company to purchase from time to time any or all of the Class A or Class B Shares then issued and outstanding (the "Treasury Stock Program"). Subsequent to the adoption of the Resolution, the Board of Directors authorized the repurchase of up to two million Shares of the Company and, at October 9, 1995, a total of 1,437,485 Class A Shares had been repurchased at an average price of $12.59 per share, which shares are held in the Company's treasury. Subsequent to the end of 1995 the Company has not repurchased any Shares.

   At the Extraordinary General Meetings of the Class A and Class B Shareholders of the Company held on February 28, 1992 (the "1992 EGMs"), the Shareholders voted upon and approved an amendment to the Articles of Association which allowed for the convertibility, subject to certain conditions, of Class B Shares into Class A Shares. The amendment provides that each holder of Class B Shares is entitled, upon 30 days' prior written notice, to convert, on a share-for-share basis, up to such proportion of the holder's Class B Shares as is equal to the proportion which the number of Class B Shares held by the holder bears to the total number of Class B Shares outstanding, provided that, after giving effect to such conversion, the number of remaining Class B Shares outstanding will not constitute less than fifty-one per cent of the aggregate number of all Class A and Class B Shares outstanding, net of the Class A shares held in the Company's treasury.

   On December 20, 1999, the Company raised gross proceeds of US$45.9 million in the Rights Offering described in Item 4.A. "History and development of the Company" above.

   At an Extraordinary General Meetings of the Class A and Class B Shareholders of the Company held on March 30, 2001 (the "2001 EGMs"), the Shareholders voted upon and approved an amendment to the Articles of Association which allowed for the distribution of dividends out of surplus paid in capital. Passage of this resolution allowed the Company to declare and pay the special dividend of $3.0 per share referred to above, $1.23 of which, or $29,508,000, was paid out of retained earnings and $1.77 of which, or $42,414,000, was paid out of surplus paid in capital.

C.    ORGANIZATIONAL STRUCTURE

   The Company is the 100% owner of all the shares in each of its individual shipowning subsidiaries. For a list of the Company's subsidiaries that own the Company's vessels, see Item 4.D., " Property, plant and equipment - Fleet profile". The Company has no other subsidiaries other than vessel owning subsidiaries.

D.    PROPERTY, PLANT AND EQUIPMENT

   FLEET PROFILE. The Company currently operates the following twenty-one vessels. For information concerning the results of the operations of the fleet, see Item 18, "Financial Statements".



VESSEL                                              ACQUISITION         TYPE                  DWT            YEAR            WHERE
------                                                  COST            ----                  TONNAGE        BUILT           BUILT
                                                       ($000)                                 -------        -----           -----
                                                    ----------
ALPHA JUPITER
 Purchased: October 12, 1987                             11,488      Friendship                23,278         1985            Japan
 Owned by:     Polynesian Sea                                       H. T.
                Enterprises SA (Panama)                              (Multipurpose)

ALPHA BRAVERY                                            15,492      Friendship                23,278         1985            Japan
 Purchased: January 10,1990                                          H. T.
 Owned by:     Alpha Venus                                          (Multipurpose)
                Enterprises SA (Panama)

ANANGEL EAGLE                                            15,040      Handysize Dry Bulk        34,070         1983            Japan
 Purchased: July 10, 1989                                            Carrier
 Owned by:     Alpha Providence
                Compania Naviera SA (Panama)

ANANGEL POWER                                            14,340      Handysize Dry Bulk        34,111         1982            Japan
 Purchased: August 28, 1989                                          Carrier
 Owned by:     Kara Sea
                Enterprises SA (Panama)

FRANGISKOS C.K.                                          17,743      Future 32 Dry Bulk        37,611         1984            Japan
 Purchased: January 31, 1990                                         Carrier (Handysize)
 Owned by:     Solomon Sea
                Enterprises SA (Panama)


VESSEL                                              ACQUISITION         TYPE                  DWT            YEAR            WHERE
------                                                  COST            ----                  TONNAGE        BUILT           BUILT
                                                       ($000)                                 -------        -----           -----
                                                    ----------

MARIA I.A.                                               16,728      Future 32 Dry Bulk        37,593         1984            Japan
 Purchased: July 17, 1989                                            Carrier (Handysize)
 Owned by:     Dickson Navigation
                Ltd (Liberia)

ALPHA FAITH                                              10,085      Future 32 Dry Bulk        37,611         1984            Japan
 Purchased: October 14, 1987                                         Carrier (Handysize)
 Owned by:     Cretan Mare
                Enterprises SA (Panama)

ANANGEL DIGNITY                                           8,064      Handysize Dry Bulk        44,125         1984            Japan
 Purchased: November 6, 1986                                         Carrier
 Owned by:     Pechora Sea
                Enterprises SA (Panama)

ANANGEL SUCCESS                                          10,791      Handysize Dry Bulk        44,146         1984            Japan
 Purchased: October 27, 1987                                         Carrier
 Owned by:     Ionian Mare
                Enterprises SA (Panama)

ANANGEL EXPRESS*
Purchased: August 7, 1987                                10,810      Panamax Dry Bulk          61,537         1982            Japan
 Owned by:     Adriatic Mare Enterprises SA                         Carrier
                (Panama)

ANTONIS I. ANGELICOUSSIS                                 26,457      Panamax Dry Bulk          69,349         1989            Japan
 Purchased: September 20, 1989                                       Carrier
 Owned by:     North Sea
                Enterprises SA (Panama)

ANANGEL PROGRESS                                         23,249      Panamax Dry Bulk          69,406         1989            Japan
 Purchased: January 30, 1989                                         Carrier
 Owned by:     Alpha Pioneer
                Compania Naviera SA (Panama)

ANANGEL VENTURE                                          24,154      Panamax Dry Bulk          69,406         1989            Japan
 Purchased: March 29, 1989                                           Carrier
 Owned by:     Anangel Purity
                Compania Naviera SA (Panama)

ANANGEL PRIDE**                                          52,478      Capesize Dry Bulk        161,600         1993            Korea
 Delivered: April 15, 1993                                           Carrier
 Owned by:     Lockheart Shipping
                Inc. (Liberia)

ANANGEL SOLIDARITY**                                     52,828      Capesize Dry Bulk        161,545         1993            Korea
 Delivered: June 24, 1993                                            Carrier
 Owned by:     Nashwood Maritime
                Inc. (Liberia)

ANANGEL SPLENDOUR**                                      53,632      Capesize Dry Bulk        161,587         1993            Korea
 Delivered: October 18,1993                                          Carrier
 Owned by:     Greywing Shipping
                Inc. (Liberia)

ANANGEL AMBITION**                                       53,397      Capesize Dry Bulk        161,526         1994            Korea
 Delivered: November 11, 1994                                        Carrier
 Owned by:      Marpet Shipping Corp.
                 (Liberia)


VESSEL                                              ACQUISITION         TYPE                  DWT            YEAR            WHERE
------                                                  COST            ----                  TONNAGE        BUILT           BUILT
                                                       ($000)                                 -------        -----           -----
                                                    ----------

ANANGEL ENOSIS**                                         30,576      Panamax Dry Bulk          73,556         1995            Korea
 Delivered: July 27, 1995                                            Carrier
 Owned by:      Caspian Sea
                 Maritime Inc. (Liberia)

ANANGEL OMONIA **                                        32,107      Panamax Dry Bulk          73,519         1996            Korea
 Delivered: 5 January 1996                                           Carrier
 Owned by:      Baffin Sea
                 Maritime Inc. (Liberia)

ANANGEL ARGONAUT                                         12,875      Panamax Dry Bulk          65,668         1981            Japan
 Purchased:    January 1996                                          Carrier
 Owned by:      Anangel Argonaut Shipping Inc.
                 (Liberia)

ANANGEL DESTINY **                                       44,195      Capesize Dry Bulk        171,997         1999            Korea
 Delivered: May 5, 1999                                              Carrier
 Owned by:      Montebello Maritime Co. Ltd.
                 (Liberia)



* This vessel was originally purchased by Adriatic Mare Enterprises, S.A., a subsidiary of the Company, but was sold by the Company in January 1994 and leased back from the purchasers on a bareboat charter. On March 10, 2000 the Company exercised an option to re-purchase the vessel.

** The Company considers it more appropriate to provide the delivery date, rather than the contract date, for vessels that it ordered as newbuildings.

At December 31, 2000 the Company had an additional two vessel owning subsidiaries, Longview Shipholding Inc. and Front Shipholding Inc. of Liberia, which owned the vessels "Anangel Millennium" and "Anangel Century", both 170,415 deadweight Capesizes delivered to the Company during 2000. As of March 2001 the Company also owned the "Anangel Afovos", a 74,374 deadweight Panamax through its subsidiary, Anangel Star Compania Naviera S.A.. All three of the above vessels, along with the newbuilding contract for Panamax Hull 1144 were sold to the Kanellakis family pursuant to the transaction described above at Item 4. A. "History and development of the Company", effective May 1, 2001.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The following discussion is based on the Company's financial statements included in Item 18 hereto.

A.      RESULTS OF OPERATIONS

      THE DRY CARGO MARKET

   The Company is an international transportation group that currently owns and operates dry cargo vessels ranging in size from multipurpose vessels of 23,278 DWT up to Capesize vessels of up to 171,997 DWT. The vessels operate worldwide as can be seen from the following table, which gives a breakdown of revenue by geographic region for the years ended December 31, 2000, 1999 and 1998.


                     YEAR ENDED       YEAR ENDED      YEAR ENDED
                    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                        2000             1999            1998

EUROPE                  47,989           25,187          23,431
ASIA                    27,868           20,388          23,594
NORTH AMERICA                0            5,614           2,111
SOUTH AMERICA            8,380              517             318
AFRICA                   3,656            1,378           1,898
AUSTRALIA                9,621           10,576          10,169

===================================================================

TOTAL                   97,514           63,660          61,521


   During the year ending December 31, 2000, the global dry bulk markets consolidated the recovery begun in the late summer of 1999. Demand for freight continued to outpace supply and the dry cargo market, as reflected by the opening and closing values of the Baltic Dry Index (a composite of the Baltic Capesize, Panamax and Handy Indices that succeeded the Baltic Freight Index on November 1, 1999), rose approximately 20% from year-end 1999 to year-end 2000.

   During the year ending December 31, 1999, the global dry bulk markets gradually stabilized and gained momentum towards the end of the year. At the beginning of the year the Baltic Freight Index sunk to its lowest level of the year at 776, a little below the 1998 low of 780. The market did not improve significantly until September when the Index reached 1,243, after averaging just 974 for the first nine months of the year.

   During the year ending December 31, 1998, the global dry bulk markets fell as demand for freight was reduced due to the economic crisis experienced in the Far East. This was reflected by the Baltic Freight Index, which opened the year at its high at 1,232 and fell sharply to 932 by the beginning of February. The index recovered slightly to 1,105 in March but fell consistently to the year's low of 780 in August. There was a minor rally in October when the Index rose to 1,008 but it fell again to close the year at 794, a loss of 36% for the year.

   In 2000 the total dry cargo fleet grew some 3% to a total of 274.8 million DWT compared to a growth of some 1% in 1999 and a decrease of 0.2% in 1998. The increase was most marked in the Capesize and Panamax sectors and at year-end 2000 the total fleet of vessels above 60,000 DWT stood at 153.7 million DWT versus 145.9 million DWT at year-end 1999. The strongest growth was in the Panamax sector at 6.6%, followed by the Capesizes with 5.7%, whilst the Handymax sector registered a 1.7% increase and the Handysize a 1.8% decrease.

   As of December 31, 2000, the dry bulk carrier order-book stood at 35.7 million DWT. This compares to an order-book of 36.2 million DWT at year-end 1999. The year-end 2000 order-book for Capesize, Panamax and Handy bulkers stood at 10.1, 12.8 and 12.8 million DWT, or 11.7%, 19.7% and 10.4% of their respective fleets. During 2000 demolition levels fell sharply and bulk carrier scrapping totaled only 4.4 million DWT, just 48.4% of the 9.1 million DWT that was retired in 1999.

   GENERAL

   The Company's gross revenues are affected by the spot and term structure of the freight-rate markets and by the capacity utilization of its fleet. Gross revenues include revenues from time charter as well as from voyage charter contracts, although the Company's fleet is normally chartered on a time charter basis. Revenues of vessels chartered on a voyage basis include voyage expenses such as bunkers, port expenses and canal tolls and, in order to arrive at Time Charter Equivalent ("TCE") rates, all voyage expenses are first deducted from revenues.

   The fleet's capacity utilization (measured by the proportion of the year for which the Company's vessels were on hire) was as follows for the periods specified:


                YEAR ENDED      YEAR ENDED      YEAR ENDED
                 DECEMBER        DECEMBER        DECEMBER
                 31, 2000        31, 1999        31, 1998
                     %               %               %

MULTIPURPOSE        90.3            90.9            90.1
HANDYMAX            96.1            96.2            94.4
PANAMAX             96.9            97.7            96.9
CAPESIZE            97.8            99.7            97.5
============================================================

TOTAL (FLEET)       96.3            97.0            96.2


   Capacity utilization varies from year to year depending upon time lost due to dry-docking, repairs and maintenance and time lost awaiting employment.

   The Company's business is not seasonal and the comparative discussions below, based on a daily TCE basis where appropriate, provide the most appropriate basis for comparison of its results.

   The Company's depreciation policy is intended to write down the cost of the vessels to their scrap value, as estimated at the time of acquisition, over their useful lives, estimated at 20 years from the date of building, except for newly-built vessels ordered by the Company since 1992 whose useful lives are estimated at 25 years. After a vessel's third special survey its expected useful life is reassessed and, if justified by the condition of the vessel, extended up to a maximum of 25 years.

   The Company exercises close control of its daily operating costs, and the impact of inflation on net income is not expected to be significant. General and administrative costs are not expected to vary materially irrespective of the number of vessels acquired by the Company. The ratio of costs to revenue is likely to be affected far more by changes in the level of freight rates available in the market than by changes in cost levels themselves.

   The relationship of the US Dollar (in which all revenues are received) to the Greek Drachma (in which crew wages are paid) and other currencies (in which many of the other operating expenses are incurred) is relevant to the overall level of the Company's costs. However, it is not anticipated that this will of itself have any material effect on the Company's profitability, and the Company does not take any steps to hedge against any currency exchange risk.

Drachma movements relative to US Dollar:

                      2000             1999              1998


OPEN                  322              280               285
CLOSE                 362              328               282
AVERAGE               366              306               295
HIGH                  410              328               323
====================================================================
LOW                   320              276               276


   Until December 31, 2000 another cost has been a monthly administration charge of approximately $18-20,000 payable to the Manager, which included a contribution for office space and all the wages and employee benefits of two members of staff engaged in the administration of the Company. At present there are no members of the Manager's staff specifically dedicated to the business of the Company and the monthly charge was cancelled with effect from January 1, 2001. The Company is also charged for such direct expenses as legal fees and printing costs and will continue to be charged specific costs related to the administration of its affairs. In addition, each Director of the Company is paid $4,000 per meeting for attendance plus an annual fee of $5,000 and is also reimbursed for travel expenses. Total general and administrative costs amounted to $848,000, $735,000 and $925,000 for the years ended December 31, 2000,
December 31, 1999 and December 31, 1998, respectively.

FIRST QUARTER ENDED MARCH 31, 2001 COMPARED TO FIRST QUARTER ENDED MARCH 31,
2000

      There were 2,079 operating days in the first quarter 2001, 1.2% more than the 2,054 recorded for the first quarter 2000. This reflects the net increase in the size of the Company's fleet caused by the addition of two Capesize newbuildings, the MV "Anangel Millennium" and the MV "Anangel Century", in February and August 2000 respectively, less the services of the Handysize bulker MV "Anangel Honesty" which was sold in July 2000.

      The Company reported revenue from voyages of $26,258,000 for the first quarter 2001, a 27.5% increase over the $20,593,000 reported for the corresponding period the previous year. Daily TCE revenue per operating day increased 8.3% to $274,860 for the first quarter 2001 from $253,878 for the first quarter the pervious year or an average of $11,437 per vessel in 2001 compared with an average of $10,899 per vessel in 2000. Despite the increase in the size of the fleet, however, operating expenses actually declined to $10,664,000 for the first quarter 2001 from $10,756,000 for the first quarter 2000.

      As a consequence of the Company's increased investment in vessels, the depreciation charge increased to $5,760,000 for the first quarter 2001 compared with $5,474,000 for the first quarter 2000. Investment and other income decreased to $1,261,000 in 2001 versus $3,904,000 in 2000, whilst general and administrative expenses increased to $208,000 in 2001 from $196,000 in 2000. Interest expense decreased to $3,241,000 for the first quarter of 2001 compared with $3,362,000 for the first quarter of 2000. The net effect of these changes was an increase in net income for the first quarter 2001 to $7,646,000 from $4,709,000 for the first quarter 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

   There were 8,347 operating days during the year to December 31, 2000 - 442 days or 5.6% more than the 7,905 days recorded during the year to December 31, 1999. The increase was due to the addition to the fleet of two Capesize newbuildings, the MV "Anangel Millennium" and the MV "Anangel Century", in February and August respectively, less the services of the Handysize bulker MV "Anangel Honesty", which was sold in July 2000.

   Overall the Company's revenue from voyages increased 53.2% to $97,514,000 in 2000 from $63,660,000 in 1999, whilst operating expenses remained relatively unchanged at $44,243,000 in 2000 versus $44,179,000 in 1999. The principal reason for the increase in revenue was the improvement in the freight market as well as net increase in tonnage operated by the Company.

   Daily TCE revenue per operating day increased 68.6% to $251,004 in 2000 from $148,867 in 1999. Operating expenses on a TCE basis increased 6.9% to $94,259 in 2000 from $88,206 in 1999. This increase was wholly due to the increase in the size of the fleet, as the Company's average operating cost per day per vessel fell 2.8% or $113 to $3,898 in 2000 from $4,011 in 1999.

   The following table analyses the Company's average daily operating costs on a TCE vessel day basis for the twelve months ended December 31, 2000 compared with the twelve months ended December 31, 1999, per expense category.

                                      -28

                           YEAR ENDED        YEAR ENDED     PERCENTAGE
                          DECEMBER 31,      DECEMBER 31,      CHANGE
                              2000              1999

                         ($ per day, except vessel days)

VESSEL DAYS                   8,347           7,905           +5.6

CREW PAYROLL                  1,405           1,664          -15.6

INSURANCE                       447             464           -3.7

REPAIRS & MAINTENANCE           966             911           +6.0

OTHER, INCL. MANAGEMENT       1,080             972          +11.1

TOTAL OPERATING COST          3,989           4,011           -2.8


   Crew payroll decreased by 15.6% in US Dollar terms. This was principally due to the depreciation of the Greek Drachma against the US Dollar over the course of the year. Insurance premia decreased by 3.7% due to continuing favorable insurance market conditions, but also reflecting the Company's good insurance record. Repairs and maintenance increased by 6.0%, whilst other operating costs, including management fees, increased by 11.1%.

   Fleet depreciation was $22,702,000 in 2000 compared to $21,153,000 in 1999. This primarily reflects the Company's increased investment in operating assets over the course of the year, though the Company also revised the useful life of two of its vessels from 20 to 25 years, compared to a revision of five vessels the previous year.

   The net effect of the above was that the Company recorded an operating profit of $30,569,000 in 2000 compared to an operating loss of $1,672,000 in 1999.

   The Company recorded a gain on disposal of vessels of $1,455,000 in 2000 compared to zero in 1999; investment and other income was $12,498,000 in 2000 compared to negative $2,957,000 in 1999; general and administrative expenses were $848,000 in 2000 compared to $735,000 in 1999; and interest and finance charges were $15,265,000 in 2000 compared to $11,960,000 in 1999. These additions/deductions meant that the Company recorded a net income for the year of $28,409,000 for 2000 compared to a net loss for the year of $17,324,000 in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

   There were 7,905 operating days during the year to December 31, 1999 - 240 days or 3.1% more than the 7,665 days recorded during the year to December 31, 1998. The increase was due to the addition to the fleet of the Capesize newbuilding, the MV "Anangel Destiny", in May 1999.

   Overall the Company's revenue from voyages increased 3.5% to $63,660,000 in 1999 from $61,521,000 in 1998, whilst operating expenses remained relatively unchanged at $44,149,000 in 1999 versus $43,807,000 in 1998.

   Daily TCE revenue per operating day increased 2.6% to $148,867 in 1999 from $145,028 in 1998. Operating expenses on a TCE basis decreased 2.7% to $88,206 in 1999 from $90,676 in 1998. The Company's average operating cost per day per vessel fell 7.1% or $308 to $4,011 in 1999 from $4,319 in 1998.

   The following table analyses the Company's average daily operating costs on a TCE vessel day basis for the twelve months ended December 31, 1999 compared with the twelve months ended December 31, 1998, per expense category.

                           YEAR ENDED       YEAR ENDED    PERCENTAGE
                          DECEMBER 31,     DECEMBER 31,     CHANGE
                              1999             1998

                         ($ per day, except vessel days)

VESSEL DAYS                   7,905           7,665

CREW PAYROLL                  1,664           1,604           +3.7

INSURANCE                       464             563          -17.6

REPAIRS & MAINTENANCE           911           1,148          -20.6

OTHER, INCL. MANAGEMENT         972           1,004           -3.2

TOTAL OPERATING COST          4,011           4,319           -7.1


   Crew payroll increased by 6% in Greek Drachma terms and by 3.7% in US Dollar terms. This was principally due to the depreciation of the Greek Drachma against the US Dollar due to the favorable dollar/drachma exchange rate. Insurance premia decreased by 17.6% due to continuing favorable insurance market conditions, but also reflecting the Company's good insurance record. Repairs and maintenance decreased by 20.6% principally due to favorable prices for supplies and repairs during the period, which were further enhanced by the strength of the dollar. Other costs, including management costs, decreased by 3.2%.

   Fleet depreciation was $21,153,000 in 1999 compared to $20,822,000 in 1998. This reflects the Company's increased investment in operating assets over the course of the year. Furthermore, the Company revised the useful life of five of its vessels from 20 to 25 years, compared to a revision of two vessels the previous year.

   The net effect of the above was that the Company recorded an operating loss of $1,672,000 in 1999 compared to an operating loss of $3,108,000 in 1998.

   Investment and other income was negative $2,957,000 in 1999 compared to positive $9,574,000 in 1998; general and administrative expenses were $735,000 in 1999 compared to $925,000 in 1998; and interest and finance charges were $11,960,000 in 1999 compared to $11,207,000 in 1998. These additions/deductions meant that the Company recorded a net loss for the year of $17,324,000 in 1999 compared to a net loss for the year of $5,666,000 for 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

   There were 7,665 operating days during the year to December 31, 1998 - the same number of operating days as the year to December 31, 1997. The Company's fleet remained unchanged during the year with no acquisitions or disposals having taken place.

   Overall the Company's revenue from voyages decreased 17.5% to $61,521,000 in 1998 from $74,593,000 in 1997, whilst operating expenses remained relatively unchanged at $43,807,000 in 1998 versus $43,069,000 in 1997.

   Daily TCE revenue per operating day decreased 23.3% to $145,028 in 1998 from $189,180 in 1997. Operating expenses on a TCE basis decreased 6.5% to $90,676 in 1998 from $96,989 in 1997. The Company's average operating cost per day per vessel fell 6.6% or $305 to $4,319 in 1998 from $4,624 in 1997.

   The following table analyses the Company's average daily operating costs on a TCE vessel day basis for the twelve months ended December 31, 1998 compared with the twelve months ended December 31, 1997, per expense category.

                            YEAR ENDED       YEAR ENDED    PERCENTAGE
                           DECEMBER 31,     DECEMBER 31,     CHANGE
                               1998             1997

                          ($ per day, except vessel days)

 VESSEL DAYS                  7,665           7,665
 CREW PAYROLL                 1,604           1,759         - 8.8
 INSURANCE                      563             690         -18.4
 REPAIRS & MAINTENANCE        1,148           1,211         - 5.2
 OTHER, INCL. MANAGEMENT      1,004             964         + 4.1

 TOTAL OPERATING COST         4,319           4,624         - 6.6


   Crew payroll decreased by 8.8% in US Dollar terms. This was principally due to the depreciation of the Greek Drachma against the US Dollar over the course of the year. Insurance premia decreased by 18.4% due to continuing favorable insurance market conditions, but also reflecting the Company's insurance record. Repairs and maintenance decreased by 5.2% due to favorable price changes in supplies and repairs during the period. Other, including management, increased by 4.1% due to minor increases in tonnage tax and in lubricants and crew travel costs.

   Fleet depreciation was $20,822,000 in 1998 compared to $21,691,000 in 1997. This reflects the fact that the Company revised the useful life of two of its vessels from 20 to 25 years during the 1997 year.

   The net effect of the above was that the Company recorded an operating loss of $3,108,000 in 1998 compared to an operating profit of $9,833,000 in 1997.

   The Company recorded investment and other income of $9,574,000 in 1998 compared to $6,879,000 in 1997; general and administrative expenses were $925,000 in 1998 compared to $930,000 in 1997; and interest and finance charges were $11,207,000 in 1998 compared to $11,340,000 in 1997. These additions/deductions meant that the Company recorded a net loss for the year of $5,666,000 for 1998 compared to a net profit for the year of $4,442,000 in 1997.

B.    LIQUIDITY AND CAPITAL RESOURCES

   The Company's cash balances and marketable securities stood at $95,981,000, $138,294,000 and $111,764,000 at December 31, 2000, December 31, 1999 and
December 31, 1998 respectively, which amounts included restricted cash of $11,931,000, $6,873,000 and $7,000,000. Obligations under repurchase agreements amounted to $22,047,000, $49,691,000 and $46,427,000, at December 31, 2000,
December 31, 1999 and December 31, 1998 respectively.

   Net cash provided by Operating Activities was $87,418,000, $13,289,000 and $7,191,000 for the years ended December 31, 2000, December 31, 1999 and December 31, 1998 respectively.

   Since February 1992, when the Shareholders first authorized the Company to incur debt and to acquire newbuildings, the Company has borrowed money to fund its newbuilding program. Total borrowings excluding obligations under repurchase agreements were $212,050,000, $213,281,000 and $187,976,000 at December 31,
2000, December 31, 1999 and December 31, 1998 respectively, representing 41.2%, 41.2% and 40.7% of total assets in each year.

   During the year ended June 30, 1996, the Company entered into a number of long term agreements to finance six of its vessels through lease-leaseback arrangements. The vessels have been leased to independent third parties for 27 years and are to be leased back to the Company under bareboat charters for approximately 14 years. The rentals due to the Company have been prepaid by the third party, net of a loan by the Company to the third party, which is to be repaid out of future bareboat charter rentals. The net effect of these transactions is to provide financing to the Company of $193,000,000 at an effective fixed interest rate of 6.2% per annum, assuming exercise of the Company's purchase options after 14 years, as described below.

   Under the bareboat charters, the Company had the option to acquire the third parties' remaining interests in the leased vessels in the years 2001 and 2004 and at the end of the 14-year charter term. Purchase option prices in 2001 and 2004 are based on the greater of open market values and predetermined amounts. At this time the Company does not intend to exercise the purchase option falling due in 2001. The option price at the conclusion of the 14-year bareboat charter term is specified in the agreement. In the event that the Company does not exercise its option to purchase the interests at that time, the Company has an obligation to make alternative arrangements so that the benefit to the third parties is equal to, or greater than, the option price.

   The Company's obligations under the bareboat charters are collateralized by mortgages over the leased vessels and assignment of their earnings and insurance. In addition, mortgages have been granted over a further thirteen vessels as collateral for letters of credit issued to third parties by banks and cash collateral of $7.1 million has been given to the banks involved in the leasing transaction.

   The lease-leaseback agreements contain various covenants, which, inter alia, require the maintenance of a minimum $25,000,000 in liquid funds or committed unused borrowing facilities and compliance with certain financial ratios. In addition to the payments due under the bareboat charters, the agreements require the Company to deposit additional collateral, up to stipulated amounts over the period of the bareboat charter which currently comprises a cash collateral of $4.8 million.

   Financial instruments, which are used by the Company for purposes other than trading, have been entered into to effectively convert a substantial portion of its interest rate exposure under its capital leases from fixed rates of 7.5% per annum and 8.15% per annum to floating rates of 0.875% and 0.85% over LIBOR, respectively. The notional principal of such agreements as of December 31, 2000 amounted to $117,600,000 with aggregate maturities as follows: year ending December 31, 2001 - $1,100,000; year ending December 31, 2002 - $600,000; years ending December 31, 2003 to 2010 - $115,900,000.

   In the years 1992-1994, the Company entered into a number of interest rate swap agreements to reduce the impact of changes in interest rates on its loan facilities. In fiscal year 1995, the Company decided to close all of these interest rate swap agreements totaling $150,000,000. The total profit realized on the termination of these agreements amounted to $5,700,000, which was deferred and has been credited to income according to the contract maturities. The final deferred portion was released to the income statement in 1998.

   Shareholders' equity was $271,680,000, $243,271,000 and $215,189,000 at
December 31, 2000, December 31, 1999 and December 31, 1998 respectively, representing 52.8%, 47.0% and 46.6% of total assets at the corresponding times.

   Since year end 2000, the Company arranged an additional $50,000,000 of borrowing facilities in order to assist the Company in the payment of the special dividend of $3.00 per share, totaling $71,922,000, paid to shareholders of record date April 30, 2001 on May 4, 2001. This facility was secured by negative pledges on the Company's vessels "Anangel Millennium" and "Anangel Century", which have subsequently been sold to the Kanellakis family interests and the credit facility repaid.

   The Company believes its existing resources; cash flows from operations and borrowing capacity under its existing credit facilities will be adequate to meet its liquidity needs for the foreseeable future. As at May 18, 2001 the Company's total borrowings were $209,521,000 whilst cash balances totaled $99,237,000 of which $26,572,000 were pledged to banks.

      On January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure these instruments at fair value. Additionally, the fair value adjustment will affect stockholder' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the activity. As of January 1, 2001, the implementation of the new standard did not materially affect the Company's financial condition, as there were no instruments that qualified as derivative instruments under FAS 133 and due to the Company's restricted use of such instruments.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

   The Company's Board of Directors currently consists of six members. The Company's Articles of Association specify that the Board of Directors shall consist of an equal number of Directors representing the Class A Shareholders as represent the Class B Shareholders.

   Of the Directors listed below, Messrs. J. A. Angelicoussis, C. Th. Panagopoulos and D. A. Stylianou represent the Class B Shareholders, and Messrs.
D. J. Butters, S. S. Gordon and R. A. Savage represent the Class A Shareholders.

   The Directors and Officers of the Company are as follows:

      NAME                      AGE             POSITION
      ----                      ---             --------

DIRECTORS

John A. Angelicoussis           53              Director, Chairman of the Board
                                                  and President
Constantinos Th. Panagopoulos   50              Director, Assistant Secretary
Demetrios A. Stylianou          56              Director, Treasurer
David J. Butters                59              Director
Sheldon S. Gordon               65              Director
Robert A. Savage                67              Director


OFFICERS

Kenneth H. N. Sparkes           69              Secretary


   All of the above Directors have served in such capacity since the Company's inception, with the exception of Mr. Robert A. Savage who was elected to the Board on October 4, 1991 and Mr. Constantinos Th. Panagopoulos who was elected to the Board in June 2001.

   During the year to December 31, 2000 the Company's then Vice President, Mr. Paris Xanalatos, resigned in order to take up a position within his own family's shipping business in Piraeus, Greece.

   Mr. Christos Kanellakis, director of the Company since its inception and President from September 1989 to October 1997, resigned from the Board on May 14, 2001 following the purchase of the Kanellakis family interests in Anangel American, the majority shareholder in the Company by Angelicoussis family interests as discussed in Section 4. A. "History and Development of the Company
- Recent Events".

DIRECTORS

   JOHN A. ANGELICOUSSIS has been Chairman of the Company from September 21, 1989, Chairman and President of the Company from October 1997, and has been Chief Executive Officer of Agelef since 1974. He is a Director and Chairman of ASGL, Director and President of Acol Tankers Limited, Director of the United Kingdom Freight, Demurrage and Defence Association and a Director of the Hellenic Mutual War Risk Association (Bermuda) Ltd. He is a member of the Board of Managers of the American Bureau of Shipping, the British Committee of the American Bureau of Shipping, the Hellenic Committee of Bureau Veritas and the Board of Directors of Det Norske Veritas, and the Greek Shipping Co-operation Committee.

   CONSTANTINOS TH. PANAGOPOULOS has been Assistant Secretary of the Company since June 1993. He is a member of the Greek Bar and has been practicing maritime law in Greece since 1977. Mr. Panagopoulos is also a Director and Secretary of ASGL.

   DEMETRIOS A. STYLIANOU, FCA, is Treasurer of the Company and Director and Treasurer of ASGL. Prior to joining ASGL in 1979, he headed the Piraeus office of the accounting firm of Coopers & Lybrand. He is also a Director of ICB Shipping AB and Director and Treasurer of Acol Tankers Limited.

   DAVID J. BUTTERS is a Managing Director of Lehman Brothers. He is Chairman of the Board of Gulf mark Offshore Inc., Director of Acol Tankers Limited and a Director of Weatherford Int'l Inc. He is a member of the Board of Advisors of Energy International N. V.

   SHELDON S. GORDON is Chairman of Union Bonaire Privet International Holdings Inc., and various affiliated companies. He is also a Director of Ametek Inc., Ermis Maritime Holdings Ltd., Gulfmark Offshore Inc., Holland Balanced Fund and Union Bancaire Privee in Geneva. He was formerly a Partner of The Blackstone Group, L.P.

   ROBERT A. SAVAGE, is a member of the Advisory Board of Rhone Partners L.P. He was formerly Chairman of American Express Bank and Advisor to Chairman, Union Bancaire Privee.

B.    COMPENSATION

   The aggregate amount of compensation payable to all Directors and Officers of the Company as a group (currently 7 persons) by the Company and its subsidiaries and affiliates for services in all capacities in respect of the year ended December 31, 2000 was $117,250. This amount relates solely to Directors' fees, as all other personnel costs, including those of the Company's Officers, were included in the fees paid to the Manager.

C.    BOARD PRACTICES

   The Company's Board of Directors are not subject to annual election by the Shareholders. Each director serves until he dies, becomes disabled or bankrupt, resigns or is removed. In any such event, his replacement is named by the remaining directors representing the same class of shareholders, and that appointee serves until the next Annual General Meeting of Shareholders whereat the directorship is to be filled by the shareholders represented by such Director. There are no arrangements or understandings between any of the Directors or Officers and any other person or persons pursuant to which they were selected as Director or Officer.

   The Company has not executed any specific service contracts with its Directors, but each Director of the Company is paid $4,000 per Board meeting for attendance plus an annual fee of $5,000 and is also reimbursed for travel expenses.

   Since inception the Company has had an Audit Committee consisting of all the Directors representing the Class A shares and the Company's Treasurer, which meets at least once a year. The present members of the Audit Committee are, accordingly, Messrs. D.J. Butters, S.S. Gordon, R.A. Savage and D.A. Stylianou. The Audit Committee's primary duties and responsibilities are to:

   o Oversee that management has maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Company.

   o Oversee that management has established and maintained processes to assure that an adequate system of internal control is functioning within the Company.

   o Oversee that management has established and maintained processes to assure compliance by the Company with all applicable laws, regulations and corporate policy.

D.    EMPLOYEES

   The Company has no direct employees, but relies on members of the Managers staff to fulfill the needs of the Company.

SHARE OWNERSHIP

With the exception of Mr. John Angelicoussis, whose family interests are disclosed in Item 7. below all of the remaining directors and officers of the Company taken together own less than 1.0% of the outstanding share capital of the Company. There are no options to purchase the shares of the Company, nor are there any arrangements for involving the personnel of the Manager in the ownership of the Company's shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

   The following table sets forth certain information as of May 18, 2001 with respect to each person known to the Company to own more than 5% of the Company's Class A Shares or Class B Shares.

   TITLE OF CLASS     IDENTITY OF PERSON     AMOUNT OWNED         % OF CLASS
   --------------          OR GROUP         AT MAY 18, 2001      (ISSUED AND
                           --------         ---------------      OUTSTANDING)
                                                                 ------------
CLASS A SHARES          ANANGEL INTEGRITY      7,077,207            60.25%

                        DEVEREUX                 131,250              1.1%
                        INVESTMENTS
                        CORPORATION

CLASS B SHARES          ANANGEL INTEGRITY     12,228,000            100.0%

Both Anangel Integrity and Devereux Investments Corporation of Liberia are privately owned investment companies controlled by Angelicoussis family interests.

   The registrar of the Company's Class A Shares is Banque Internationale a Luxembourg S.A. The Register of the Company's Class A Shares does not permit full disclosure of the beneficial ownership of the Company as, of the 13,183,339 issued Class A Shares (including Treasury Shares) on the register as of May 18, 2001, the majority are registered to the Luxembourg agents of the Euroclear and Cedel clearing-house systems. By virtue of domestic legislation in their countries of incorporation, these entities are not permitted to make disclosure of the identities of their principals. The Directors of the Company further believe that many of the Class A Shares are, in turn, held in nominee accounts for which disclosure of the beneficial owners' identity may not be permitted under Luxembourg law. However, the ownership table above embodies, in addition to information contained on the Register of the Company's Class A Shares, the best information in the possession of the Directors of the Company and is believed to be accurate.

   The Bank of New York, as the Depositary for the ADRs, is, as of May 18, 2001, the registered holder of 11,113,711 ADSs, each ADS representing one Class A Share. The Class A Shares represented by the ADSs held by The Bank of New York are held within the total of Class A Shares registered to Caisse d'Epargne de l'Etat, The Bank of New York's Luxembourg custodian. As of May 18, 2001, there were 79 registered holders of the 11,113,711 ADRs, represented by the ADSs.

B.    RELATED PARTY TRANSACTIONS

(i)   INTERESTS AS REPRESENTATIVES OF SHAREHOLDERS

      Messrs. J. A. Angelicoussis, D.A. Stylianou and C. Th. Panagopoulos, Directors of the Company, are also Directors and Officers of Anangel Integrity, which is the holder of a majority of the outstanding Shares of the Company, including all of the Class B Shares. For information concerning the positions of Mr. J. A. Angelicoussis, Mr. D. A. Stylianou and C.Th. Panagopoulos in Aegian Insurance Company Limited (see item (iii) below).

(ii)  INTERESTS IN THE MANAGER

      Each of the Company's dry cargo vessels (including the newbuildings) is operated under a management contract with the Manager. The terms of the management contracts are standard to the industry and the Managers' monthly remuneration is set at a competitive level compared with industry norms. The Manager is ultimately owned or controlled by members of the Angelicoussis and Kanellakis families. The Manager received from the Company, under the arrangements described in (a), (b), (c) and (d) below, $5,464,000 in the year ended December 31, 2000.

      The present compensation paid to the Manager is as follows:

      (a) Management fees of $12,500 per vessel per month effective January 1, 2001. The management fees are subject to annual renegotiation, but may not be increased by more than 20% per annum.

      (b)   Actual expenses related to administrative services.

      (c)   Chartering commissions for shipbroking services:

            (i)   2.5% of gross value of time charters and

            (ii)  2.0% of gross value of voyage charters.

      (d)   Out of pocket newbuilding supervision expenses.

      In addition to the foregoing, the Manager is paid a fee of $50,000 plus out-of-pocket expenses for each vessel acquired by the Company from sellers other than the Angelicoussis Group and its affiliates.

(iii) INTERESTS IN AEGIAN INSURANCE

      The vessels of the Company and ASGL and certain of the other vessels managed by the Manager or for which Agelef performs chartering services, place between 72% to 80% of their hull and machinery insurance through Aegian Insurance Company Limited ("Aegian"), a Bermuda insurance company that is wholly owned by ASGL. These insurance policies are placed at London market rates. Aegian may make a profit on these activities, as would a third party insurer. Mr. J. A. Angelicoussis is Director and President, Mr. D. A. Stylianou is Director and Vice President and Mr. C. Th. Panagopoulos is Director and Assistant Secretary of Aegian. The Company paid insurance premiums to Aegian in the amount of $1,164,000 during the year ended December 31, 2000.

C.    INTERESTS OF EXPERTS AND COUNSEL

   Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

   See Item 18. "Financial Statements"

   Dividend policy

   The Company has no fixed dividend policy at present. The directors will review the profitability and prospects of the Company from time to time and assess whether or not such a payment is appropriate.

   Legal proceedings.

   There are no material pending legal proceedings other than ordinary routine litigation incidental to the business of the Company.

B.    SIGNIFICANT CHANGES

   As discussed in Item 4. A. "History and development of the Company - Recent events" above, on May 4, 2001 the company paid a special dividend of $71,921,562 to its shareholders. $29,508,000 of this dividend was debited to Retained Earnings, with the balance of $42,414,000 debited to Surplus Paid-in Capital. The Company funded the dividend payment out of its cash reserves and the balance through a finance facility made available by the Company's bankers.

Effective May 1, 2001 the Kanellakis family interests exercised an option granted to them by the Company to purchase four vessels/newbuilding contracts as also described above in Item 4. A. "History and development of the Company - Recent events". As consideration for the transfer of ownership of these vessels/newbuilding contracts the Kanellakis family paid the Company $97,500,000 in cash. The Company used the proceeds of this sale to fully repay the finance facility described above and the net effect was therefore to increase the Company's cash balances to approximately $99,237,000 ($26,572,000 of which was pledged to banks) as of May 18, 2001, whilst reducing the Company's net investment in vessels from approximately $416,128,000 (including vessels under construction) at December 31, 2000 to approximately $327,253,000.

   As further set out in Item 4. A. "History and development of the Company - Recent events" above, subsequent to May 18, 2001 the Company agreed to purchase 25% of ACOL for $47,404,000. This purchase resulted in a reduction of the Company's cash balances of $47,404,000 and a corresponding investment in associated entities of the same amount. At the same time the transactions whereby the Company cancelled the second of its remaining newbuilding contracts at Daewoo and sold the replacement newbuilding contract for a VLCC to interests represented by Mr. John Angelicoussis, resulted in an increase of cash of $4,200,000 and a reduction in investment in vessels of $2,335,000.

ITEM 9.     THE OFFER AND LISTING

A.    LISTING DETAILS

   Class A shares.

   The Company's Class A Shares are listed on the Luxembourg Stock Exchange. No trades in such shares took place in 2000.

   American depositary receipts.

   The Company instituted the ADR program on February 22, 1989, and its ADRs have traded on the NASDAQ National Market System since March 26, 1989, under the symbol ASIPY. The Bank of New York is the Depositary for the ADRs; each ADR represents one ADS, which in turn represents one Class A Share. The following table sets forth, for the quarters indicated, the high and low closing sales prices for the ADRs as traded on the NASDAQ National Market System.

                                  PRICE PER ADR


                                              HIGH                 LOW
                                              ----                 ---
                                               $                   $

            YEAR ENDED DECEMBER 31, 1996      15.25                9.125
            ----------------------------


            YEAR ENDED DECEMBER 31, 1997      12.625               7.625
            ----------------------------


            YEAR ENDED DECEMBER 31, 1998       4.00                9.0625
            ----------------------------


            YEAR ENDED DECEMBER 31, 1999
            ----------------------------

            First Quarter                      5.625               3.5625
            Second Quarter                     6.50                3.8125
            Third Quarter                      6.00                4.375
            Fourth Quarter                     6.00                4.6875

            YEAR ENDED DECEMBER 31, 2000
            ----------------------------

            First Quarter                      5.4375              4.875
            Second Quarter                     6.25                4.375
            Third Quarter                      7.25                4.625
            Fourth Quarter                     7.125               5.00
            November, 2000                     6.5                 5.625
            December, 2000                     5.875               5.25

            YEAR ENDING DECEMBER 31, 2001
            -----------------------------

            January                            5.5                 5.12
            February                           7.75                5.125
            March                              7.00                6.5313
            April                              8.00                4.50
            May                                4.75                3.57


   Class B shares. The Company's Class B Shares are not listed or traded on any securities exchange, and no trading market exists for the Class B Shares. The convertibility of Class B Shares into Class A Shares is further described in
Item 4.A., "History and development of the Company" above.

B.    PLAN OF DISTRIBUTION

   Not applicable

C.    MARKETS

   See "Listing details" above.

D.    SELLING SHAREHOLDERS

   Not applicable

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

   Not applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

On March 30, 2001 an extraordinary meeting of the shareholders of the Company approved as a Special Resolution that Article 95 of the Articles of Association of the Company be amended to read that no dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividends in accordance with Cayman Islands Companies Law.

The Articles of Association of the Company as amended on March 30, 2001 are attached hereto as Exhibit 1.1.

C.    MATERIAL CONTRACTS

As described in Item 4.a. "History and Development of the Company - Recent events" on February 23, 2001 the Company granted an oral option to Anna Kanellakis to purchase the shares of Longview Shipholding Inc., Front Shipholding Inc., Anangel Star Compania Naviera S.A. and Reiner Trading & Investment S.A., the owning companies respectively of the M.V. Anangel Millenium, the M.V. Anangel Century, the M.V. Anangel Afovos and newbuilding hull no. 1144.. The agreement provided for such option to be exercised between April 1, 2001 and April 30, 2001 and the purchase price for the shares to be equivalent to the market value of the four companies vessels as of March 31, 2001 as determined by a panel of independent shipbrokers. The option was exercised and the transaction consummated by means of stock transfer agreements each dated May 14, 2001, pursuant to which the Company received $37,000,000 in respect of the shares of the owning company of M.V. Anangel Millennium, $37,000,000 in respect of the shares of the owning company of M.V. Anangel Century, $21,750,000 in respect of the shares of the owning company of M.V. Anangel Afovos and $1,709,000 in respect of the shares of the owning company of newbuilding hull no. 1144.

As also described in Item 4.a "History and Development ofthe Company - Recent events" on May 29, 2001 the Company entered into a stock transfer agreement with Maran Holdings Limited, a company controlled by Angelicoussis family interests represented by Mr. John Angelicoussis, to transfer to Maran the shares of Alpha Bay & Investment Inc. (the owning company for the cancelled Panamax newbuilding order no. 1150) and Titan Maritime Ltd. (the owning company for the VLCC newbuilding contract, hull no.5205). The price paid for the shares was $4,200,000 representing the value of the two company's assets as adjusted for the market value of the newbuilding contract held by Titan as determined by independent valuation. As a further element of this agreement Maran granted to the Company an option on 26% of the shares of ACOL exercisable prior to December 31, 2001 under which the Company would purchase such shares at the proportionate net asset value of ACOL as adjusted for the market value of its assets as determined a panel of independent shipbrokers.

D.    EXCHANGE CONTROLS

   The Company does not believe there are any laws, decrees or regulations of the Cayman Islands applicable to it restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to holders of the Company's Shares.

   There are no restrictions under the Company's Articles or Memorandum of Association or under Cayman Islands law as currently in effect that limit the right of non-residents or foreign owners, as such, freely to hold or vote in respect of the Company's Class A or Class B Shares or to receive dividends thereon.

   The Company is a Cayman Islands corporation with limited liability. Under Cayman Islands law, there is doubt as to whether the courts of the Cayman Islands would enforce (i) judgments of United States courts obtained in actions against Directors of the Company predicated upon the civil liability provisions of the United States federal securities laws and (ii) original actions brought in the Cayman Islands against such persons or the Company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are no grounds upon which Cayman Islands courts may choose to enforce judgments of United States courts. Certain remedies available under the United States federal securities laws would not be allowed in Cayman Islands courts as contrary to that nation's public policy.

E.    TAXATION

   The Cayman Islands at present imposes no taxes on profit, income, capital gains or appreciations of the Company. There are also currently no taxes imposed in the Cayman Islands on profit, income, capital gains or appreciations of the holders of the Shares nor any taxes on the holders of the Shares in the nature of estate duty, inheritance or capital transfer tax. Further, the Company has obtained an undertaking from the Cayman Islands Government authorities that, for a period of twenty years from the date of incorporation of the Company, no law which is enacted in the Cayman Islands imposing any tax on profit, income, capital gains or appreciations shall apply to the Company and that, for the same period of 20 years, no taxes on profit, income, capital gains or appreciations nor any tax in the nature of estate duty or inheritance tax shall be payable on the shares, debentures or other obligations of the Company. There is at present no reciprocal tax treaty between the Cayman Islands and the US regarding tax withholding.

   Since the enactment of the Tax Reform Act of 1986, US shareholders of certain foreign corporations (so-called passive foreign investment companies or "PFICs") have been subject to a special US taxing regime. A PFIC is any foreign corporation if, for any taxable year, either (i) 75% or more of its gross income consists of "passive" income or (ii) at least 50% of the average value of its assets produce, or are held to produce, passive income.

   Generally, the US tax consequences to a US shareholder of owning stock in a PFIC are that (i) such shareholder is not entitled to capital gain treatment upon the disposition of such stock, (ii) a non-deductible interest charge is imposed to reflect the shareholder's deferral of tax and (iii) in the case of an individual shareholder, the stock does not receive a tax-free step-up in basis upon the shareholder's death.

   The Company is of the view that neither the Company nor any of its operating subsidiaries constitutes a PFIC. For PFIC purposes, the income of the Company (and of its operating subsidiaries) will be considered to be derived principally from the time and voyage chartering of its vessels, which income should not be considered passive in nature because the Company and its operating subsidiaries actively participate in the leasing business.

F.    DIVIDENDS AND PAYING AGENTS

   Not applicable

G.    STATEMENTS BY EXPERTS

   Not applicable

H.    DOCUMENTS ON DISPLAY

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's principal office at Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

I.    SUBSIDIARY INFORMATION

   Not applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The following discussion about the Company's market sensitive instruments and risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the "forward-looking statements". See "Special Note Regarding Forward-Looking Statements" preceding Item 1.

   The following descriptions summarize the financial instruments and financial instruments held by the Company at December 31, 2000 that are sensitive to changes in interest rates, foreign exchange rates and commodity prices.

   The Company is exposed to market risks associated with the impact of changes in interest rates on its marketable securities and associated repurchase, "repo" activities (discussed further below) as well as on its borrowing costs. The cash management activities of the Company are undertaken in accordance with the investment guidelines of the Company, which have been determined by the Board of Directors. In accordance with these guidelines, surplus cash is invested only in time deposits or US Treasury Bonds. The Company has in recent years been utilizing its investment in US Treasury Bonds as a means of raising working capital finance at extremely competitive rates by entering into agreements for the sale and subsequent repurchase of the securities. The sale and repurchase agreements are of very limited duration (usually 1-2 weeks) to enable the Company to monitor market rates and dispose of the securities should it be considered appropriate.

   As discussed in more detail below, a number of vessels in the fleet have been financed through lease and leaseback agreements, the effect of which has been to provide finance at fixed rates of interest. Financial instruments have been entered into to effectively convert a substantial portion of the Company's interest rate exposure under these capital leases from fixed rates of 7.5% per annum and 8.15% per annum to floating rates of 0.875% and 0.85% over US$ LIBOR respectively and, as a result, the Company is exposed to the impact of changes in interest rates on its capital lease borrowing costs. Furthermore, two of the vessels operated by the Company were subject to operating leases until March 10, 2000 that, with effect from January 1999, were bearing interest at a variable rate of interest (90 day US$ LIBOR + 2.25%).

   The Company is also exposed to market risks associated with the impact of foreign exchange fluctuations on its operations due to the fact that revenue is generated in US dollars whereas certain expenses are borne in a variety of other currencies, primarily the Greek drachma. Until now the Group has taken no steps to hedge its foreign currency exposure.

   The Company has no significant direct exposure to the impact of changes in commodity prices, other than fuel costs, the impact of which is mitigated by the fact that the Group's policy is to charter vessels on a time charter basis wherever possible, which means that the cost of bunkers is borne by the charterer. The Company is also affected by the change in commodity prices to the extent that these impact generally on supply and demand factors for transportation by sea.

TRADING

US TREASURY BONDS/REPURCHASE AGREEMENTS

   As at December 31, 2000, the Company had invested in US Treasury Bonds of US$22,067,000, all of which had been sold to a financial institution but were subject to repurchase agreements by the Company. The Treasury Bonds are fixed interest securities, the market values of which are sensitive to changes in interest rates. Details of securities held and the related repurchase obligations are shown in the tables below.

MARKETABLE SECURITIES

  MARKETABLE       NOMINAL      FAIR VALUE AT        COUPON RATE       MATURITY
   SECURITY       (US$000)       31/12/2000
                                  (US$000)

US Treasury          5,000           5,391      *       6.000%       15 Aug 2009
US Treasury         15,000          16,676      *       6.125%       15 Aug 2029
                    ------         ------
Total               20,000         22,067
                    ------         ------


REPURCHASE AGREEMENTS

    MARKETABLE         NOMINAL     FAIR VALUE AT       EFFECTIVE       MATURITY
     SECURITY         (US$000)      31/12/2000       INTEREST RATE
                                     (US$000)

US Treasury Bonds        5,000         5,390     *      6.450%        5 Jan 2001
                        ------        -----
US Treasury Bonds       15,000        16,657     *      6.400%        5 Jan 2001
                        ------        ------
                        20,000        22,047

*     Includes accrued interest.

   As at December 31, 1999, the total fair values of marketable securities and repurchase agreements amounted to US$48.2 million and US$49.7 million, respectively.

NON-TRADING

   The tables below provide information about the Company's non-trading financial instruments (including capital lease obligations) and derivative financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates.

                                            EXPECTED MATURITY
                               (all numbers in US $000's except for percentages)
                           2001     2002    2003    2004    THEREAFTER    TOTAL
LIABILITIES

Lease and Leaseback      10,281    9,741   9,521  11,370     268,597     309,510
arrangements[2]

Average interest rate       6.2      6.3     6.3     6.4         6.7
(%)
Long term bank            1,460    1,460   1,525   1,590      18,275   24,310(*)
borrowings[3]

Short term bank             578                                             578
borrowings
(*) excluding accrued interest




                                      EXPECTED MATURITY
                      (all numbers in US $000's except for percentages)
                       2001   2002    2003   2004  THEREAFTER   TOTAL   FAIR
                                                                        VALUE[4]

INTEREST RATE
DERIVATIVES[5]

Fixed to variable     1,087    627     456   2,340   113,100   117,610
(US$)

Weighted average pay
rate (fixed)           7.59   7.50    7.50   7.63       7.83

Average receive rate                             0.85-0.875% above LIBOR
(variable)

----------------------------------------

[2] Obligations arising under lease and leaseback arrangements were entered into in 1996 to finance the cost of six of the vessels in the fleet. These leases provided finance to the Company at fixed rates of interest.

[3] A 10 year loan was taken out in May 1999 to finance the cost of the "Anangel Destiny". The loan is repayable in 20 consecutive semi-annual progressively increasing installments together with a final balloon payment of US$11.4 million and bears interest at 0.875% over LIBOR.

[4] Due to the specialized nature of these instruments, it is not considered practicable to determine their fair value.

[5] Financial instruments have been entered into to convert a substantial portion of the interest rate exposure under the capital leases from fixed rates of 7.5% per annum and 8.15% per annum to floating rates of 0.875% and 0.85% over LIBOR, respectively.

OPERATING LEASES

   The Company previously had obligations under operating lease agreements, which, with effect from January 15, 1999, bore interest at a variable interest rate based on 90 days LIBOR plus 2.25%. The Company exercised its option to buy back the vessels subject to the operating leases on March 10, 2000.

FOREIGN CURRENCY/INFLATION

FOREIGN CURRENCY MANAGEMENT

   The shipping industry's principal currency is the US dollar and, as a result, the Group's revenues are in dollars. The Company does, however, incur expenses in other currencies, primarily the Greek drachma, the currency in which crew payroll costs are denominated. Another significant expense which is not necessarily dollar denominated is the cost of vessel repairs. Accordingly, the Company's operating results, which are reported in US dollars, may be affected by fluctuations in the exchange rate between the US dollar and the currencies in which it incurs expenses. Until now the Company has not used any derivatives to mitigate such risks.

   It is estimated that the hypothetical impact resulting from a hypothetical appreciation of 5% in the US dollar against the Greek drachma would be to increase net income and cash flows for 2001 by US dollar $701,000. Similar sensitivity measured for 2000 showed a comparable US dollar increase in income and cash flows of around $470,000.

INFLATION

   The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing insurance and dry-docking costs) are subject to fluctuations due to market forces. Inflationary pressures on bunker costs are not expected to have any material impact on the Company's future operations since, as previously discussed, the Company aims to charter on a time charter basis, in which case such costs are paid for by the charterers.

OTHER

   In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Such risks are not represented in the above analysis. For a description of such risks, see Item 3.D., "Risk Factors".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not applicable.

                                    PART II


ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.    [RESERVED]

ITEM 16.    [RESERVED]



                                    PART III


ITEM 17.    FINANCIAL STATEMENTS

   The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

Financial Statements:

      Consolidated Balance Sheets as at December 31, 2000 and December 31, 1999.

      Consolidated Statements of Income for the years ended December 31, 2000, December 31, 1999 and December 31, 1998.

      Consolidated Statements of Cash Flows for the years ended December 31, 2000, December 31, 1999 and December 31, 1998.

      Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, December 31, 1999 and December 31, 1998.

      Notes to the Consolidated Financial Statements.

   The foregoing consolidated financial statements are contained in the Company's Report and Accounts for the year ended December 31, 2000, which immediately follows, and are incorporated herein by reference.

ITEM 19.    EXHIBITS


      (a) Incorporated portions of the Company's Report and Accounts for the year to December 31, 2000.

      1.1 Memorandum and Articles of Association of the Company as amended on 30 March 2001 (Filed herewith)

      2.1 Deposit Agreement between the Company and The Bank of New York dated as of December 1, 1988 (incorporated by reference to Exhibit 1.1 of the Company's Form 20-F for the fiscal year ended June 30, 1992.)

      4.1.  (a)*  Participation Agreement dated as of January 26, 1996, by and among Anangel-American Shipholdings Limited and Marpet Shipping Corp., Bossier Maritime S. A., Banc One Arizona Leasing Corporation, and others, covering the vessel Anangel Ambition.

            (b)* Trust Agreement dated as of January 26, 1996, between Banc One Arizona Leasing Corporation and Fleet National Bank of Connecticut, regarding the vessel Anangel Ambition.

            (c)* Head Charter Agreement dated as of January 26, 1996, between Fleet National Bank of Connecticut and Marpet Shipping Corp., regarding the vessel Anangel Ambition.

            (d)* Bareboat Charter dated as of January 26, 1996, between Fleet National Bank of Connecticut and Bossier Maritime S.A., regarding the vessel Anangel Ambition.

            (e)* Loan Agreement dated as of January 26, 1996, by and among Fleet National Bank of Connecticut, Deutsche Schiffsbank Aktiengesellschaft and others, Lakeland Investment Trust Inc and Deutsche Schiffsbank Aktiengesellschaft (as Administrative and Security Agent), regarding the vessel Anangel Ambition.

            (f)* Letter of Credit from Citibank N.A. to Banc One Arizona Leasing Corporation dated as of January 26, 1996, regarding the vessel Anangel Ambition.

      4.2   (a)*  Participation  Agreement  dated as of January 26, 1996, by and among Anangel-American Shipholdings Limited, Caspian Sea Maritime Inc., Quincy Maritime Inc., Bank One Arizona Leasing Corporation, Watertown Investment Co. Ltd., Deutsche Schiffsbank Aktiengesellschaft, Fleet National Bank of Connecticut and Target Enterprises Limited, covering the vessel Anangel Enosis.

            (b)* Trust Agreement dated as of January 26, 1996, between Bank One Arizona Leasing Corporation and Fleet National Bank of Connecticut, regarding the vessel Anangel Enosis.

            (c)* Head Charter Agreement dated as of January 26, 1996, between Fleet National Bank of Connecticut and Caspian Sea Maritime Inc., regarding the vessel Anangel Enosis.

            (d)* Bareboat Charter dated as of January 26, 1996, between Fleet National Bank of Connecticut and Quincy Maritime Inc., regarding the vessel Anangel Enosis.

            (e)* Loan Agreement dated as of January 26, 1996, by and among Fleet National Bank of Connecticut, Deutsche Schiffsbank Aktiengesellschaft and others, Watertown Investment Co. Ltd. and Deutsche Schiffsbank Aktiengesellschaft (as Administrative and Security Agent), regarding the vessel Anangel Enosis.

            (f)* Letter of Credit dated as of January 26, 1996, from Citibank N.A. to Banc One Arizona Leasing Corporation, regarding the vessel Anangel Enosis.

      4.3   (a)*  Participation Agreement dated as of April 21, 1996, by and among Anangel-American Shipholdings Limited, Baffin Sea Maritime Inc., Erie Navigation Co. Ltd., Bank One Arizona Leasing Corporation, Sea Flight Enterprises Inc., Credit Suisse, Fleet National Bank, Omonia Trust Inc. and others, covering the vessel Anangel Omonia.

            (b)* Trust Agreement dated as of April 21, 1996, between Bank One Arizona Leasing Corporation and Fleet National Bank, regarding the vessel Anangel Omonia.

            (c)* Head Charter Agreement dated as of April 21, 1996, between Fleet National Bank and Baffin Sea Maritime Inc., regarding the vessel Anangel Omonia.

            (d)* Bareboat Charter dated as of April 21, 1996, between Fleet National Bank and Erie Navigation Co. Ltd., regarding the vessel Anangel Omonia.

            (e)* Loan Agreement dated as of April 21, 1996, by and among Fleet National Bank, Credit Suisse (Luxembourg) S.A., Sea Flight Enterprises Inc. and Credit Suisse (as Administrative and Security Agent), regarding the vessel Anangel Omonia.

            (f)* Letter of Credit dated as of April 21, 1996, from Credit Suisse (Basel) to Banc One Arizona Leasing Corporation, regarding the vessel Anangel Omonia.

      4.4   (a)*  Participation Agreement dated as of April 21, 1996, by and among Anangel-American Shipholdings Limited, Lockheart Shipping Inc., Medford Marine Co. Ltd., State Street Bank and Trust Company, Seacross International Inc., Credit Suisse, Fleet National Bank, Pride Trust Inc. and others, covering the vessel Anangel Pride.

            (b)* Trust Agreement dated as of April 21, 1996, between State Street Bank and Trust Company and Fleet National Bank, regarding the vessel Anangel Pride.

            (c)* Head Charter Agreement dated as of April 21, 1996, between Fleet National Bank and Lockheart Shipping Inc., regarding the vessel Anangel Pride.

            (d)* Bareboat Charter dated as of April 21, 1996, between Fleet National Bank and Medford Marine Co. Ltd., regarding the vessel Anangel Pride.

            (e)* Loan Agreement dated as of April 21, 1996, by and among Fleet National Bank, Credit Suisse (Luxembourg) S.A., Sea Cross International Inc. and Credit Suisse (as Administrative and Security Agent), regarding the vessel Anangel Pride.

            (f)* Letter of Credit dated as of April 21, 1996, from Credit Suisse (Basel) to Credit Suisse (New York), regarding the vessel Anangel Pride.

      4.5   (a)*  Participation Agreement dated as of April 21, 1996, by and among Anangel-American Shipholdings Limited, Nashwood
                  Maritime Inc., Goldensound Shipping & Investment Inc., State Street Bank and Trust Company, Ashley Co. Ltd., Credit Suisse, Fleet National Bank, Solidarity Trust, Inc. and others, covering the vessel Anangel Solidarity.

            (b)* Trust Agreement dated as of April 21, 1996, between State Street Bank and Trust Company and Fleet National Bank, regarding the vessel Anangel Solidarity.

            (c)* Head Charter Agreement dated as of April 21, 1996, between Fleet National Bank and Nashwood Maritime Inc., regarding the vessel Anangel Solidarity.

            (d)* Bareboat Charter dated as of April 21, 1996, between Fleet National Bank and Goldensound Shipping & Investment Inc., regarding the vessel Anangel Solidarity.

            (e)* Loan Agreement dated as of April 21, 1996, by and among Fleet National Bank, Credit Suisse (Luxembourg) S.A., Ashley Co. Ltd., and Credit Suisse (as Administrative and Security Agent), regarding the vessel Anangel Solidarity.

            (f)* Letter of Credit dated as of April 21, 1996, from Credit Suisse (Basel) to Credit Suisse (New York), regarding the vessel Anangel Solidarity.

      4.6   (a)*  Participation  Agreement dated as of January 26, 1996, by and among Anangel American Shipholdings Limited, Greywing Shipping Inc., Fair Lawn Shipping Corp, Banc One Arizona Leasing Corporation, Montclair Investment Trust Inc., Deutsche Schiffsbank Aktiengesellschaft, Fleet National Bank of Connecticut, Solar Services Inc. and others, covering the vessel Anangel Splendour.

            (b)* Trust Agreement dated as of January 26, 1996, between Banc One Arizona Leasing Corporation and Fleet National Bank of Connecticut, regarding the vessel Anangel Splendour.

            (c)* Head Charter Agreement dated as of January 26, 1996, between Fleet National Bank of Connecticut and Greywing Shipping Inc., regarding the vessel Anangel Splendour.

            (d)* Bareboat Charter dated as of January 26, 1996, between Fleet National Bank of Connecticut and Fair Lawn Shipping Corp., regarding the vessel Anangel Splendour.

            (e)* Loan Agreement dated as of January 26, 1996, by and among Fleet National Bank of Connecticut, Deutsche Schiffsbank Aktiengesellschaft and others, Montclair Investment Trust Inc., and Deutsche Schiffsbank Aktiengesellschaft (as Administrative and Security Agent), regarding the vessel Anangel Splendour.

            (f)* Letter of Credit dated as of January 26, 1996, from Citibank N.A. to Banc One Arizona Leasing, regarding the vessel Anangel Splendour.

      4.7.**Shipbuilding  Contract made April 19, 1999 for a 169,770 DWMT Single
            Screw Diesel Driven Bulkcarrier (Hull No. S-462), between Longview Shipholding Inc. as buyer and Sasebo Heavy Industries Co., Ltd. as builder.

      4.8.**Supplemental Agreement dated April 1, 1999 between Anangel-American
            Shipholdings Limited, Alpha Pioneer Compania Naviera S.A., Polynesian Sea Enterprises S.A., Alpha Venus Enterprises S.A., Dickson Navigation Ltd and Credit Suisse.

     4.9** Second Deed of Amendment dated December 22, 1998 between Anangel-American Shipholdings Limited, Anangel Argonaut Shipping Inc, Kara Sea Enterprises S.A., Alpha Providence Compania Naviera S.A., North Sea Enterprises S.A., Commerzbank Aktiengesellschaft London Branch and Deutsche Schiffsbank Aktiengesellschaft.

     4.10** Letter of Credit Facility Agreement dated April 22, 1996 between
            Anangel-American Shipholdings Limited as requestor and indemnifier, and Credit Suisse as letter of credit issuer.

     4.11** Letter of Credit Facility Agreement dated August 2, 1996 by and among Anangel-American Shipholdings Limited as requestor and indemnifier, Bremer Bank Niederlassung der Dresdner Bank Aktiengesellschaft as bank, and Deutsche Schiffsbank
            Aktiengesellschaft as administrative and security agent.

     4.12** First Deed of Amendment dated January 3, 1997 by and between
            Anangel-American Shipholdings Limited, Alpha Providence Compania Naviera S.A., Anangel Purity Compania Naviera S.A., Bremer Bank Niederlassung der Dresdner Bank Aktiengesellschaft, and Deutsche Schiffsbank Aktiengesellschaft.

     4.13***Loan Agreement dated May 20, 1999 between Montebello Maritime Co
            Ltd, Anangel-American Shipholdings Limited and Deutsche Schiffsbank Aktiengesellschaft, regarding the vessel Anangel Destiny.

     4.14***Shipbuilding Contract dated August 11, 1999 for a 169,770 DWMT
            Single Screw Diesel Driven Bulkcarrier (Hull No. S-465) between Sasebo Heavy Industries Co., Ltd. And Front Shipholding Inc.

     4.15***Shipbuilding Contract dated October 15, 1999 for the Construction and Sale of 75,000 TDW Bulk Carrier (Hull No. 1139) between Anangel Star Compania Naviera S.A. and Daewoo Heavy Industries Ltd.

     4.16.***Shipbuilding Contract dated October 15, 1999 for the Construction and Sale of 75,000 TDW Bulk Carrier (Hull No. 1141) between Anangel Light Compania Naviera S.A. and Daewoo Heavy Industries Ltd.

     4.17***Form of Subscription Agreement offered to holders of record of Anangel-American Shipholdings Limited's outstanding ADSs at the close of business on November 19, 1999 in connection with the Rights Offering.

     4.18***Form of Subscription Agreement offered to holders of record of Anangel-American Shipholdings Limited's outstanding Class A Shares at the close of business on November 19, 1999 in connection with the Rights Offering.

     4.19 Facility Agreement dated April 30, 2001 between Anangel-American Shipholdings Limited and the Royal Bank of Scotland Plc. (Filed herewith)

     4.20 Stock Transfer Agreement dated May 29, 2001 between Anangel-American Shipholdings Limited and Maran Holdings Limited concerning the transfer of the shares of Titan Maritime Ltd. and Alpha Bay & Investment Inc. (Filed herewith)

     8.1   List of Subsidiaries.  (Filed herewith)

   * Incorporated by reference to the exhibits filed with the Company's Form 20-F for the fiscal year ended June 30, 1996, File No. 0-17326.

   ** Incorporated by reference to the exhibits filed with the amendment on Form 20-F/A to the Company's Form 20-F for the fiscal year ended December 31, 1998, File No. 0-17326.

   *** Incorporated by reference to the exhibits filed with the amendment on Form 20-F/A to the Company's Form 20-F for the fiscal year ended December 31, 1999, File No. 0-17326.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ANANGEL-AMERICAN
SHIPHOLINGS LIMITED


Report of Independent Accountants                                           F-2

Consolidated Balance Sheets as at December 31, 2000 and
December 31, 1999.                                                          F-3

Consolidated Statements of Income for the years ended
December 31, 2000, December 31, 1999 and December 13, 1998.                 F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, December 31, 1999 and December 31, 1998.                 F-5

Consolidated Statements of Shareholders Equity for the
years ended December 31, 2000, December 31, 1999 and December 31, 1998.     F-6

Notes to the Consolidated Financial Statements.                             F-7

[PRICEWATERHOUSECOOPERS PWC LOGO]
--------------------------------------------------------------------------------
                                                   |
                                                   |  PricewaterhouseCoopers SA
                                                   |  268 Kifisias Avenue
                                                   |  152 32 Halandri
                                                   |  Greece
                                                   |  Telephone +30 (1) 6874 400
                                                   |  Facsimile +30 (1) 6874 444



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ANANGEL-AMERICAN SHIPHOLDINGS LIMITED


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Anangel-American Shipholdings Limited and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Athens, April 24, 2001 (except for the matters disclosed in Note 17, for which the date is June 22, 2001)



Athens       : 24 Xenias Street, 115 28 Athens, telephones: 30-1-7486 661-7, fax: 30-1-7777 390
Piraeus      : 3 Aghiou Nikolaou Street, 185 37 Piraeus,
               telephones: 30-1-4515 841, 4531 093, fax: 30-1-4183 760
Thessaloniki : 1 Leontos Sofou Street, 546 26 Thessaloniki,
               telephones: 30-31-521 219, 521 234, fax: 30-31-511 643

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------

    CONSOLIDATED BALANCE SHEETS
    As at December 31, 2000 and 1999
                                                                                                     DEC 31               DEC 31
                                                                                                       2000                 1999
                                                                                  NOTES              $000'S               $000'S
                                                                                             ---------------     ----------------
    ASSETS
    CURRENT ASSETS
    Cash and cash equivalents                                                       2                61,983               83,225
    Marketable securities                                                           3                22,067               48,196
                                                                                             ---------------     ----------------
                                                                                                     84,050              131,421
    Other current assets                                                            4                 2,715                5,184
                                                                                             ---------------     ----------------
    TOTAL CURRENT ASSETS                                                                             86,765              136,605
                                                                                             ---------------     ----------------

    Vessels at cost                                                                 5               600,208              525,719
    Less: Accumulated depreciation                                                  5             (196,151)            (173,606)
                                                                                             ---------------     ----------------
                                                                                                    404,057              352,113
    Vessels under construction                                                      5                12,071               22,400
    Restricted cash                                                                 5                11,931                6,873
                                                                                             ---------------     ----------------
    Total non-current assets                                                                        428,059              381,386
                                                                                             ---------------     ----------------
    TOTAL ASSETS                                                                                    514,824              517,991
                                                                                             ===============     ================
    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES
    Creditors and accruals                                                          6                 7,292                8,597
    Obligations under repurchase agreements                                         3                22,047               49,691
    Current portion of long term debt and lease obligations                         7                 3,424                4,192
    Short term borrowings                                                           7                   578                  771
                                                                                             ---------------     ----------------
    TOTAL CURRENT LIABILITIES                                                                        33,341               63,251
                                                                                             ---------------     ----------------

    Long term debt and lease obligations                                            7               208,048              208,318
    Deferred income                                                                 8                 1,755                3,151
                                                                                             ---------------     ----------------
    TOTAL LIABILITIES                                                                               243,144              274,720
                                                                                             ===============     ================
    COMMITMENTS AND CONTINGENCIES                                                  14
    SHAREHOLDERS' EQUITY
    Ordinary shares                                                                 9
    A shares of $1 par value each (15,000,000 authorised)
    13,183,339 (1999 - 13,183,339) issued and outstanding                                            13,183               13,183
    (1,437,485)  (1999 - 1,437,485) held in  treasury                                               (1,437)              (1,437)
    -----------                                                                              ---------------     ----------------
    11,745,854                                                                                       11,746               11,746
    ----------
    B shares of $1 par value each (15,000,000 authorised)
    12,228,000 (1999 - 12,228,000) issued and outstanding                                            12,228               12,228
    ----------                                                                               ---------------     ----------------
    23,973,854 (1999 - 23,973,854)                                                                   23,974               23,974
    ----------                                                                               ---------------     ----------------
    Surplus paid in capital                                                                         234,829              234,829
    Less:  Excess of cost of treasury shares over nominal value                                    (16,631)             (16,631)
                                                                                             ---------------     ----------------
                                                                                                    218,198              218,198
    Retained earnings                                                                                29,508                1,099
                                                                                             ---------------     ----------------
    TOTAL SHAREHOLDERS' EQUITY                                                                      271,680              243,271
                                                                                             ---------------     ----------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                      514,824              517,991
                                                                                             ===============     ================

The notes on pages F-5 to F-17 form part of these financial statements. A summary of the Group's significant accounting policies is set out in note 1

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF INCOME
    For the years ended December 31, 2000, 1999 and 1998
                                                                             DEC 31            DEC 31           DEC 31
                                                                               2000              1999             1998
                                                              Notes          $000'S            $000'S           $000'S
                                                                       -------------    --------------    -------------
    REVENUE FROM VOYAGES                                        10           97,514            63,660           61,521
    Operating expenses                                                     (44,243)          (44,179)         (43,807)
    Depreciation                                                5          (22,702)          (21,153)         (20,822)
                                                                       -------------    --------------    -------------
    OPERATING PROFIT/(LOSS)                                                  30,569           (1,672)          (3,108)
    EXPENSES
    Add/(deduct):
    Gain on disposal of vessel                                  5             1,455                 -                -
    Investment and other income/ (loss) (net)                   3            12,498           (2,957)            9,574
    General and administrative expenses                                       (848)             (735)            (925)
    Interest and finance charges                               3,7         (15,265)          (11,960)         (11,207)
                                                                       -------------    --------------    -------------
    NET INCOME/(LOSS) FOR THE YEAR                              11           28,409          (17,324)          (5,666)
                                                                       =============    ==============    =============
    COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR                                 28,409          (17,324)          (5,666)
                                                                       =============    ==============    =============

    EARNINGS PER SHARE FOR THE YEAR:
    Basic and diluted                                           12            $1.18           ($1.07)          ($0.35)
                                                                       =============    ==============    =============

    DIVIDENDS PER SHARE FOR THE YEAR:
    Ordinary                                                                  $0.00             $0.00            $0.00
                                                                       =============    ==============    =============
    Special                                                     16            $0.00             $0.00            $0.00
                                                                       =============    ==============    =============

The notes on pages F-5 to F-17 form part of these financial statements. A summary of the Group's significant accounting policies is set out in note 1

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CASH FLOW
    For the years ended December 31, 2000, 1999 and 1998
                                                                                DEC 31               DEC 31               DEC 31
                                                                                  2000                 1999                 1998
                                                                                $000'S               $000'S               $000'S
                                                                        ---------------      ---------------     ----------------
    CASH FLOWS FROM OPERATING ACTIVITIES
    Net income/(loss) for the year                                              28,409             (17,324)              (5,666)
    Adjustments to reconcile net income to net cash provided by operating activities:
    Gain on disposal of vessel                                                 (1,455)                    -                    -
    Depreciation                                                                22,702               21,153               20,822
    Amortisation of gain on sale and leaseback of vessels                        (198)              (1,065)                (893)
    Accrued interest included in debt and capital lease obligations             12,287               12,028               11,369
    Unrealised gain on interest rate swaps (capital leases)                      (522)              (2,114)              (1,503)
    Amortisation of gain on disposal of interest swap agreements                     -                    -                (392)
    (Profit)/loss on sale of marketable securities                             (3,736)                6,510              (2,974)
    Unrealised holding (gain)/loss on marketable securities                    (1,624)                1,919                (855)
    (Decrease)/increase in revenue received in advance                             579                (123)                (309)
    (Decrease)/increase in provision for bad debts                               (131)                   33                  124
    CHANGE IN ASSETS AND LIABILITIES:
    (Increase) / Decrease in inventories                                          (89)                  200                (222)
    Decrease / (Increase) in receivables                                           828                1,060              (1,122)
    Decrease / (Increase) in prepayments                                           186                1,134              (2,311)
    Decrease / (Increase) in accrued interest receivable                           663                (840)                  256
    (Decrease) / Increase in creditors and accruals                            (1,305)                  493                1,924
    Acquisition of trading securities                                                -             (52,861)             (97,951)
    Funds received from disposal of trading securities                          30,824               43,086               86,894
                                                                        ---------------      ---------------     ----------------
    Net cash provided by operating activities                                   87,418               13,289                7,191
                                                                        ---------------      ---------------     ----------------
    CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from disposal of  vessel                                            5,660                    -                    -
    Purchase of vessels / new-buildings                                       (68,622)             (53,006)              (9,215)
                                                                        ---------------      ---------------     ----------------
    Net cash used in investing activities                                     (62,962)             (53,006)              (9,215)
                                                                        ---------------      ---------------     ----------------
    CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issue of ordinary shares (net of expenses)                         -               45,406                    -
    Funds provided by new bank debt                                                  -               26,500                    -
    Decrease / (Increase) in restricted cash                                   (5,058)                  127                1,300
    (Repayments) / funds provided by bank overdrafts (net)                       (193)                   12                  759
    Repayment of loans/capital lease creditor                                 (12,803)             (11,122)              (7,963)
    Repurchase agreements (net)                                               (27,644)                3,264               15,047
                                                                        ---------------      ---------------     ----------------
    Net cash (required) / provided by financing activities                    (45,698)               64,187                9,143
                                                                        ---------------      ---------------     ----------------
    NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                      (21,242)               24,470                7,119
    Cash and cash equivalents beginning of year                                 83,225               58,755               51,636
                                                                        ---------------      ---------------     ----------------
    Cash and cash equivalents end of year                                       61,983               83,225               58,755
                                                                        ===============      ===============     ================
    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
    Interest (net of amount capitalised)                                        17,338               11,446               12,203
                                                                        ===============      ===============     ================

The notes on pages 5 to 17 form part of these financial statements. A summary of the Group's significant accounting policies is set out in note 1

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
    For the years ended December 31, 2000, 1999 and 1998
                                                                              NOMINAL
                                                                             VALUE OF       SURPLUS                      TOTAL
                                    NO OF A     LESS SHARES     NO OF B      SHARES IN      PAID-IN      RETAINED    SHAREHOLDERS'
                                   ORDINARY       HELD IN      ORDINARY        ISSUE        CAPITAL      EARNINGS       EQUITY
                                    SHARES       TREASURY       SHARES        $000'S        $000'S        $000'S        $000'S
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
    Balance December 31, 1997       9,268,054   (1,437,485)     8,152,000        15,983       180,783        24,089       220,855
    Net loss                                                                                                (5,666)       (5,666)
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
    Balance December 31, 1998       9,268,054   (1,437,485)     8,152,000        15,983       180,783        18,423       215,189
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

    Balance December 31, 1998       9,268,054   (1,437,485)     8,152,000        15,983       180,783        18,423       215,189
    Issue of ordinary shares
    (net of expenses)               3,915,285                   4,076,000         7,991        37,415                      45,406
    Net loss                                                                                               (17,324)      (17,324)
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
    Balance December 31, 1999      13,183,339   (1,437,485)    12,228,000        23,974       218,198         1,099       243,271
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

    Balance December 31, 1999      13,183,339   (1,437,485)    12,228,000        23,974       218,198         1,099       243,271
    Net income                                                                                               28,409        28,409
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------
    Balance December 31, 2000      13,183,339   (1,437,485)    12,228,000        23,974       218,198        29,508       271,680
                                 ------------  ------------  ------------  ------------  ------------  ------------  ------------

The notes on pages F-5 to F-17 form part of these financial statements. A summary of the Group's significant accounting policies is set out in note 1

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION
    Anangel-American Shipholdings Limited (the "Company") was incorporated in the Cayman Islands on April 14, 1987 under the Companies Law of 1960 of the Cayman Islands (as amended).

    The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries (together called the "Group"). All material intercompany transactions and accounts have been eliminated.

    The Company's principal objectives are to achieve operating profits from the chartering of ocean-going vessels and capital gains from market value appreciation from the selective and timely acquisition and disposal of such vessels. The nature of the Company's business is world-wide and therefore fluctuates in line with trade patterns for dry bulk cargoes (see Note 10).

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and reported amounts of operating revenues and expenses during the reported periods. Actual results could differ from those estimates.

    A summary of the most important accounting policies is set out below.

    VESSELS

     - COST
    Vessels are shown at cost. Cost includes the vessel's contract price, delivery and acquisition expenses and, where applicable, major initial repairs and improvements. In addition, finance charges specifically incurred during the construction period of a vessel are capitalised and included in its cost.

     - DEPRECIATION
    The depreciation policy is intended to write down the cost of the vessels to their scrap value, as estimated at the time of acquisition, using the straight line method over their useful lives which are initially estimated at 20 years from the date of building except for newly built vessels acquired by the Company since 1992 whose useful lives are estimated at 25 years. After a vessel's third special survey its expected useful life is reassessed and, if justified by its condition, extended up to a maximum 25 years.

    As a result of two vessels (1999 - five vessels) having completed their third special survey during the current year , the Company extended the useful lives of these vessels from 20 years to 25 years in accordance with the above accounting policy. The effect of the revision for the vessels' useful lives was a reduction in depreciation charge and an increase in net income for the year of $540,000 and earnings per share of $0.02 (1999 - reduction in net loss of $861,000 and net loss per share of $0.05). There are no vessels scheduled to undergo their third special survey within 2001.

    LONG LIVED ASSETS
    The Company accounts for its fleet in accordance with the requirements of Statement of Financial Accounting Standard 121 "Accounting for Impairment of Long-lived Assets and Assets to be Disposed Of". The statement requires that long-lived assets used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted future net cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of impairment loss is based on the fair value of the asset. The Company has determined that no impairment loss needs to be recognized for applicable assets.

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    INVENTORIES ON BOARD
    Inventories on board the vessels are valued at the lower of cost, using the first-in-first-out method, and net realisable value.

    MARKETABLE SECURITIES
    Marketable securities, all of which are held for trading purposes, are carried at market value and unrealised holding gains or losses are reflected in the income statement. Realised gains or losses on disposal of securities are computed by reference to initial cost, as modified by any subsequent market value adjustments.

    All marketable securities are subject to repurchase agreements. Marketable securities and the corresponding obligation to repurchase these securities have been recorded as assets and liabilities respectively.

    CASH AND CASH EQUIVALENTS
    For the purposes of the statements of cash flows all highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Cash and cash equivalents that are legally restricted as to use by the Company are classified as restricted cash and are shown separately as such in the balance sheet.

    REVENUE RECOGNITION
    Revenues from time and voyage charters are recognised in proportion to the charter time elapsed during the reporting period which represents the period during services are rendered. Charter revenue received in advance is recorded as a liability until charter services are rendered.

    TRANSLATION OF FOREIGN CURRENCIES
    The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of income.

    REPAIRS AND MAINTENANCE
    Expenditure for repairs, maintenance and special survey of vessels is normally charged against income in the year incurred. Provision is made for future drydockings and related repairs if such activity falls into arrears compared to the company's three yearly program.

    EARNINGS PER SHARE
    Basic EPS is computed based on the income (loss) available to common stockholders and weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments issued by the Company (see Note 12).

    RECLASSIFICATION
    A reclassification between restricted cash balances and cash and cash equivalents has been made to conform the 1999 and 1998 financial statements and notes to the 2000 presentation.

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    NEW STANDARD TO BE IMPLEMENTED
    On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognise all derivatives as either assets or liabilities in the statement of financial position and to measure these instruments at fair value. Additionally, the fair value adjustment will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the activity. As of January 1, 2001, the implementation of the new standard did not materially effect the Company's financial condition, as there were no instruments that qualify as derivative instruments under FAS 133 and due to the Company's restricted use of such instruments.

2.  CASH AND CERTIFICATES OF DEPOSITS
                                                    DEC 31      DEC 31
                                                      2000        1999
                                                    $000'S      $000'S
                                                  ---------   ---------
    Cash balances                                    3,263       3,130
    Certificates of deposit                         58,720      80,095
                                                  ---------   ---------
                                                    61,983      83,225
                                                  =========   =========

3.  MARKETABLE SECURITIES

    Marketable securities as at December 31, 2000 comprise US Treasury Bonds (6.00% - $5 million, 6.125% - $15 million and maturing August 15, 2009 and August 15, 2029 respectively), all of which are held for trading purposes. These securities are carried at market value, resulting in an unrealised holding gain of $ 1,624,000 as at December 31, 2000 (1999 - $1,919,000 loss and 1998 - $855,000 gain) which is included in investment and other income
    (net) (see Note 11).


    All marketable securities have been sold to Salomon Smith Barney and are subject to repurchase agreements with maturities up to 30 days. Interest on repurchase obligations is payable at 6.45% per annum (6.00% USTB August 15, 2009) and 6.4% per annum (6.125% USTB August 15, 2029) respectively.

4.  OTHER CURRENT ASSETS
                                                    DEC 31      DEC 31
                                                      2000        1999
                                                    $000'S      $000'S
                                                  ---------   ---------
    Inventories                                      1,204       1,115
    Voyage receivables                               1,205       1,637
    Less: provision for doubtful debts                (26)       (157)
    Prepaid lease payments (see Note 5 )                 -       1,861
    Insurance claims                                   173         600
    Other receivables                                  159         128
                                                  ---------   ---------
                                                     2,715       5,184
                                                  =========   =========

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                                        DEC 31      DEC 31
                                                          2000        1999
    INVENTORIES ARE ANALYZED AS FOLLOWS :               $000'S      $000'S
                                                      ---------   ---------
    Bunkers                                                131         229
    Lubricants                                             868         682
    Stores                                                 205         204
                                                      ---------   ---------
                                                         1,204       1,115
                                                      =========   =========

5.  VESSELS

    NEW BUILDINGS

    "ANANGEL MILLENNIUM" AND "ANANGEL CENTURY"

    The Company took delivery of its two Capesize new-building vessels, the MV "Anangel Millennium" and the MV "Anangel Centrury" each of 170,415 DWT, on order from Sasebo Heavy Industries Co of Japan in February 2000 and August 2000 respectively. The total construction costs of these two vessels amounted to $69.3 million and were financed from the Company's own cash reserves.

    Management of these vessels' operations has been undertaken by Anangel Shipping Enterprises SA, a related company, at a monthly fee of $10,500 per vessel.

    "ANANGEL DESTINY"

    In May 1999, the Company took delivery of the "Anangel Destiny" a 171,997 DWT Capesize vessel. The construction of the vessel was supervised by Anangel Shipping Enterprises SA, a related company, at a monthly fee of $10,500. The final instalment payable to the shipyard was financed by a bank loan of $26.5 million from Deutsche Schiffsbank.

    The loan is repayable in 20 consecutive semi-annual progressively increasing installments, commencing after the drawdown date, together with a balloon payment of $11.4 million in May 2009. The loan bears interest at 0.875% over LIBOR and is secured by a first preferred mortgage on the vessel as well as assignment of all insurances and earnings.

    The loan agreement inter alia, contains minimum asset value covenants and minimum liquidity requirements of $25 million.

    The outstanding principal portion of the loan as of December 31,2000 is repayable as follows (see Note 7):

                                                                    $000'S
                                                                  ---------
             2001                                                    1,460
             2002                                                    1,460
             2003                                                    1,525
             2004                                                    1,590
             2005                                                    1,590
             Thereafter                                             16,685
                                                                  ---------
                                                                    24,310
                                                                  =========

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.  VESSELS  - CONTINUED

    DAEWOO SHIPBUILDING & MARINE ENGINEERING CO. ("DSME")

    In October 1999, the Company entered into a newbuilding contract with DSME of Korea, the successor company to Daewoo Heavy Industries, for the construction of two Panamax bulk carriers of approximately 75,000 DWT each ("Hull No. 1139" and "Hull No.1141"), at contract prices of $22 million each with an option to order two additional similar vessels at predetermined prices of $22 million each. In March 2001, the Company received delivery of the Anangel Afovos the first of its two newbuildings on order with the second vessel currently scheduled for delivery in February 2002.

    The first three installments due under each contract totalling $6.6 million are subject to letters of guarantee issued by the Bank of Korea in favour of the Company. The letters of guarantee expire upon delivery of the newbuildings at which time the final installments of $15.4 million for each vessel fall due.

    In December 2000 the Company cancelled the two additional newbuilding orders placed in April 2000, as the shipyard did not obtain the necessary letters of guarantee for these specific orders. Consequently, the Company replaced the cancelled orders by acquiring two Panamax newbuilding contracts ("Hull No. 1144" and "Hull No.1150") of about 75,000 DWT each through the acquisition of the entire share capital in Alpha Bay & Investment Inc and Reiner Trading & Investment S.A. from a related party (see note 16). The two replacement newbuildings are to be constructed at a contract price of $22 million each for delivery in June 2002 and August 2002 respectively.

    The first three installments due under each contract totalling $6.6 million are subject to letters of guarantee issued by the Bank of Korea in favour of the subsidiary companies. The letters of guarantee expire upon delivery of the newbuildings at which time the final installments of $15.4 million for each vessel fall due. The Company has guaranteed the amounts due to the shipyard under the contracts on behalf of the two subsidiary companies (see note 16). The newbuildings are expected to be primarily financed through the Company's own cash reserves.

    Management of the vessels' construction will be undertaken by Anangel Shipping Enterprises SA, a related company, at a fee of $10,500 per month.

    Future installments payable under newbuilding contracts with DSME as at December 31, 2000 fall due as follows:

                                           HULL NO
                            -------------------------------------------
                                1139    1141     1144    1150  TOTAL
                            -------------------------------------------
    Year ending              $000'S  $000'S   $000'S  $000'S   $000'S
    December 31

            2001              17,592  17,592    2,199   2,199   39,582
            2002                   -       -   17,592  17,592   35,184
                            -------------------------------------------

                              17,592  17,592   19,791  19,791   74,766
                            ===========================================

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    VESSELS SUBJECT TO OPERATING LEASES

    In January 1994 the Company sold two of its vessels, the "Anangel Express" and the "Anangel Honesty", for an aggregate net price of $25.6 million, at the same time taking them back on five year bareboat charters with purchase options at estimated future market values starting towards the end of the third year. In February 1997 the original lease term was extended by a further three years and the implicit interest rate in the lease for the extension period commencing January 15, 1999 was converted from a fixed to a variable interest rate based on 90 days LIBOR plus 2.25%. The original transactions resulted in a surplus of $12.2 million representing the excess of net sale proceeds over book value, which has been recognised in the income statement over the charter period. The unamortised balance at the date of the extension of the lease has been recognised in the income statement over the new lease term (see Note 8).

    The lease agreements required the maintenance of specified liquidity levels and compliance with certain financial ratios.

    In March 2000 the Company exercised its option to purchase these vessels from the lessor for $9.5 million representing their stipulated purchase values at the exercise date. The total capitalised costs for the two vessels amounted to $9.4 million comprising the vessels' stipulated purchase values adjusted for the unamortised balance of the deferred gain arising from the sale and leaseback (see Note 8) and non-refundable prepaid lease payments (see Note 4) at the date of purchase. Subsequently, in July 2000, the Company sold the "Anangel Honesty" for $5,660,000, which resulted in a gain on disposal of $1,455,000.

    The rental expense under these agreements for the year amounted to $742,000 (1999 - $3,133,000 and 1998 - $3,103,000) and is included as part of vessel operating expenses. Prepaid lease rentals at December 31, 2000 amounted to $Nil (1999 - $1,861,000) which is included in "Other current assets". (see
    Note 4).

    VESSELS SUBJECT TO CAPITAL LEASES
    In 1996 the Company entered into a number of long term agreements to finance six of its vessels through lease-leaseback arrangements. The vessels have been leased to an independent third party for 27 years and are to be leased back to the Company under bareboat charters for approximately 14 years. The rentals due to the Company have been prepaid by the third party, net of a loan by the Company to the third party which is to be repaid out of future bareboat charter rentals. The net effect of these transactions has been to provide finance to the Company of $193 million at an effective fixed interest rate of 6.2% per annum.

    Under the bareboat charters the Company has the option to acquire the third party's remaining interests in the leased vessels in the years 2001 and 2004 and at the end of the 14 year charter term. Purchase option prices in 2001 and 2004 are based on the greater of open market values and predetermined amounts. The option price at the conclusion of the 14 year bareboat charter term is specified in the agreement. In the event that the Company does not exercise its option to purchase the interests at that time, the Company has an obligation to make alternative arrangements so that the benefit to the third party is equal to, or greater than, the option price.

    The Company's obligations under the bareboat charters are collateralised by mortgages over the leased vessels and the assignment of earnings and insurances. In addition, mortgages have been granted over a further thirteen vessels as collateral for letters of credit issued to third parties by banks and a cash collateral of $7.1 million (1999 - $2.1 million) has been given to the banks involved in the leasing transaction.

    The lease-leaseback agreements contain various covenants, which, inter alia, require the maintenance of a minimum $25 million in liquid funds or committed unused borrowing facilities, and compliance with certain financial ratios.

    In addition to the payments due under the bareboat charters, the agreements require the Company to deposit additional collateral, up to stipulated amounts over the period of the bareboat charter as disclosed in the table that follows, and which currently comprises a cash collateral of $4.8 million (1999 - $4.8 million).

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    VESSELS SUBJECT TO CAPITAL LEASES - CONTINUED

    Future minimum payments by year under the capital leases, and additional collateral, are as follows:

                                                         CAPITAL  ADDITIONAL
                                                          LEASES  COLLATERAL
    YEAR ENDING DECEMBER 31                               $000'S      $000'S
                                                      ----------  ----------
    2001                                                  10,281       7,905
    2002                                                   9,741       9,666
    2003                                                   9,521      10,522
    2004                                                  11,370       9,438
    2005                                                  13,752       7,348
    Thereafter                                           254,845      29,790
                                                      ----------  ----------
                                                         309,510      74,669
                                                                  ----------
    Less: amount representing interest                 (114,080)
                                                      ----------
    Present value of future minimum lease payments       195,430

    Less: payments under interest rate SWAPS             (8,469)
                                                      ----------
                                                         186,961
                                                      ==========

    The gross book value, accumulated depreciation and net book value of vessels subject to capital leases are $275 million, $68 million and $207 million respectively. In total, vessels with a net book value of $293 million (1999:
    $310 million) have been mortgaged and cash totaling $11.9 million (1999:
    $6.9 million) has been pledged as collateral for financing provided under the capital leases referred to in Note 7.

    In July and September, 1999, the Company obtained waivers from the respective issuers of the letters of credit supporting the lease-leaseback arrangements for the technical breach of the requirement that the value adjusted equity of the Group should equal total debt. Effective September 1999, the ratio of debt to the value-adjusted equity was revised by the issuing banks and shall not exceed 2:1.


    FUTURE DISPOSAL OF VESSELS

    Refer to Note 16 (c).

6.  CREDITORS AND ACCRUALS

                                                          DEC 31        DEC 31
                                                            2000          1999
                                                          $000'S        $000'S
                                                     ------------   -----------
    Trade creditors                                        4,153         4,124
    Amounts due to related parties (Note 16)                  21             9
    Other accruals                                         3,118         4,464
                                                     ------------   -----------
                                                           7,292         8,597
                                                     ============   ===========

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.  LOANS AND OTHER BORROWINGS
                                                           DEC 31      DEC 31
                                                             2000        1999
    SHORT TERM BORROWINGS :                                $000'S      $000'S
                                                         ---------   ---------
    Bank overdrafts                                           578         771
    Current portion of long term borrowings                 3,424       4,192
                                                         ---------   ---------
                                                            4,002       4,963
                                                         ---------   ---------
    LONG TERM BORROWINGS :
    Bank debt (including accrued interest) (see Note 5)    24,511      25,812
    Capital lease creditor (see Note 5)                   186,961     186,698
    Less: Current portion                                 (3,424)     (4,192)
                                                         ---------   ---------
                                                          208,048     208,318
                                                         ---------   ---------
    TOTAL BORROWINGS                                      212,050     213,281
                                                         =========   =========


    Details on the fair value of the company's borrowings are presented in
    Note 13.

    The weighted average interest rate on short-term borrowings outstanding as at December 31, 2000 was 8.18% p.a. (1999 - 6.96% p.a)

    Financial instruments, which are used by the Company for purposes other than trading, have been entered into to effectively convert a substantial portion of its interest rate exposure under the capital leases from fixed rates of 7.5% per annum and 8.15% per annum to floating rates of 0.875% and 0.85% over LIBOR respectively. As at December 31, 2000 the notional principal of such agreements amount to $117.6 million (1999 - $119.7 million and 1998 - $121.4 million) with aggregate maturities as follows :

    YEAR ENDING DECEMBER 31                      $ MILLION
    2001                                               1.1
    2002                                               0.6
    2003                                               0.5
    2004                                               2.3
    2005                                               4.9
    Thereafter                                       108.2
                                                 ---------
                                                     117.6
                                                 =========

    Due to the specialised nature of these instruments, it is not practicable to estimate their market value or the amount of the accounting loss to be incurred in the event of non-performance by the counterparty, which would be equivalent to the differential between the fixed and floating interest rates for the duration of the agreements. The Company is exposed to credit risk in the event of non-performance by other parties to the agreements. However, the Company does not anticipate non-performance due to the high credit status of the counter-parties.

    During the year ended June 30, 1995 the Company disposed of all of its interest rate swap agreements, which had originally been entered into, to hedge existing borrowings, resulting in a total gain on disposal of $5.7 million. This gain has been amortised as an adjustment to interest cost over the life of the original swap agreements, which expired in 1998. The total interest cost incurred for the year ended December 31, 2000, adjusted for amortisation of gains on disposal of interest rate swap agreements, amounted to $16,149,000 (1999 - $12,328,000 and 1998 - $11,655,000) of which $884,000
    (1999 - $368,000 and 1998 - $448,000) was capitalised as part of the vessels' construction costs.

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.  DEFERRED INCOME                                 DEC 31      DEC 31
                                                      2000        1999
                                                    $000'S      $000'S
                                                  ---------   ---------
    Deferred profit on sale and leaseback of
    vessels (see note 5)                                 -       1,975
    Revenue received in advance                      1,755       1,176
                                                  ---------   ---------
                                                     1,755       3,151
                                                  =========   =========

9.  ORDINARY SHARES

    All of the B Ordinary shares, which currently account for approximately 51% of the total ordinary share capital in issue and outstanding, are held by Anangel Integrity Compania Naviera SA ("Integrity"), a wholly owned subsidiary of Angelicoussis Shipholding Company Limited, the shareholders of which are Greek nationals. Previously, the majority ownership in vessels registered under the Greek flag had to rest with Greek nationals and the Articles of Association therefore permit the Directors to refuse to register a transfer of the B Ordinary shares unless the Directors are satisfied that the shares will continue to be beneficially held by Greek nationals. Following a change in the legislation, and provided the vessels continue to be managed by a Greek company, the requirement for majority control by Greek nationals in order to sail under the Greek flag is no longer applicable to the Company.

    Under the Company's Articles of Association (as amended in 1992) holders of the Class B Ordinary shares may at any time give 30 days written notice to the Company to tender their shares for conversion into A Ordinary shares provided that, as a result of the conversion, the number of B Ordinary shares in issue and outstanding does not constitute less than 51% of the aggregate number of Class A and Class B Ordinary shares in issue and outstanding. Allotment of Class A Ordinary shares is on the basis of one Class A Ordinary share for each Class B Ordinary share tendered.

    The Class A and Class B shares rank pari-passu with each other and therefore have the same dividend, liquidation and voting rights, except that shareholders of the latter class of shares may not vote on any resolution to place the company into voluntary liquidation.

    STOCK REPURCHASES

    From time to time, the Board of Directors authorises the Company to repurchase its own common stock. The Company repurchased an aggregate of 1,437,485 Class A ordinary shares at a cost of $17.4 million for the period to June 30, 1993. The stock repurchases have not been retired and are held in safe custody. This has resulted in a reduction of $1.4 million in the stated capital (par value) and the balance of $16 million as a reduction in the surplus paid in capital account, respectively. The Company did not repurchase any of its common stock subsequent to June 30, 1993. The Company plans to repurchase its own stock on the open market from time to time depending on market conditions.

    ISSUE OF SHARE CAPITAL

    On October 22, 1999, the Company offered its shareholders the right to purchase one additional Class A share or Class B share for every two shares held at the closing bid price of $5.75 on the Nasdaq National Market System as at November 15, 1999. The purpose of the offering was to raise capital to finance expansion of the Company's fleet. As a result of the offering the Company raised gross proceeds of $45.9 million, of which expenses related to the offering of $0.5 million have been incurred and charged against surplus paid in capital.

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. REVENUE FROM VOYAGES
                                              DEC 31      DEC 31      DEC 31
                                                2000        1999        1998
                                              $000'S      $000'S      $000'S
                                            ---------   ---------   ---------
    Europe                                    47,989      25,187      23,431
    Asia                                      27,868      20,388      23,594
    North America                                  -       5,614       2,111
    South America                              8,380         517         318
    Africa                                     3,656       1,378       1,898
    Australia                                  9,621      10,576      10,169
                                            ---------   ---------   ---------
                                              97,514      63,660      61,521
                                            =========   =========   =========

    In the year ended December 31, 2000 one charterer based in Europe accounted for revenues totalling $11,681,000.

    In the year ended December 31, 1999 no charterer accounted for more than 10% of total revenues.

    In the year ended December 31, 1998 one charterer based in Australia and one charterer based in Asia accounted for revenues totalling $7,806,000 and $6,757,000 respectively.

11. ADDITIONAL INCOME STATEMENT INFORMATION
                                               DEC 31      DEC 31      DEC 31
                                                 2000        1999        1998
                                               $000'S      $000'S      $000'S
                                              --------   ---------   ---------
    Net income / (loss) is stated after
    crediting/(charging):
    Interest on marketable securities &
    certificates of deposit                     7,149       5,521       5,753
    Profit/(losses) on sale of
    securities (net)                            3,735     (6,510)       2,974
    Unrealised holding gains/(losses) on
    marketable securities                       1,624     (1,919)         855

    Gains and losses on transactions denominated in foreign currencies and bad debts written-off were not material.

12. EARNINGS PER SHARE

    The calculation of basic and diluted earnings per ordinary share are based on income of $28,409,000 (1999 - loss of $17,324,000 and 1998- loss of
    $5,666,000) and on 23,973,854 shares (1999 - 16,157,720 shares and 1998 -
    15,982,569 shares), being the weighted average number of shares in issue during the year.

    The company has no outstanding dilutive instruments for each of the three years presented.

13. FINANCIAL INSTRUMENTS

    FAIR VALUES
    The carrying amounts of the following financial instruments approximate their fair values: cash and certificates of deposits, marketable securities all of which are subject to repurchase agreements, trade receivables and payables, short term borrowings and floating rate long term borrowings. Information on the fair value of the Company's interest rate swaps is disclosed in Note 7.

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    CREDIT RISK
    There is a concentration of credit risk with various banks with respect to cash and cash equivalents, marketable securities and short term and long term borrowings. However, the Company believes that no significant credit risk exists due to the high credit status of the counterparties.

    The Company also manages its credit risk with respect to trade receivables as its preference is to deal with major trading houses, major producers and government owned entities rather than with more speculative or undercapitalised entities. The assessment of a charterer's financial condition and reliability is an important factor in negotiating employment of the Company's vessels. Concentration of credit risk associated with trade receivables is shown in Note 10.

14. COMMITMENTS AND CONTINGENT LIABILITIES
    The Company has commitments under new building contracts and capital leases as described in notes 5 and 7. There are no material legal proceedings to which the Company is a party or to which any of its properties are subject.

15. TAXES
    The Company is not subject to taxation in the Cayman Islands on its income, or on capital gains, nor are its shareholders subject to any dividend tax, estate duty, inheritance or capital transfer tax in the Cayman Islands. A tonnage tax on the vessels, all of which are registered under the Greek flag, is payable to the Greek State and is included within operating expenses. The Directors have been advised that, apart from dividends, the taxation of which depends on the tax and residence status of individual shareholders, the Company's profits will not be taxed in any other jurisdiction.

16. TRANSACTIONS INVOLVING RELATED PARTIES
    (A) INCOME/(EXPENSES) RECOGNISED IN THE CONSOLIDATED
    STATEMENTS OF INCOME:
                                                DEC 31      DEC 31      DEC 31
                                                  2000        1999        1998
                                                $000'S      $000'S      $000'S
                                              ---------   ---------   ---------
    Vessel management fees
     - Anangel Shipping Enterprises SA         (2,874)     (2,730)     (2,646)
    Brokerage commissions
    - Anangel Shipping Enterprises SA          (2,316)     (1,478)     (1,475)
    Administration charges
    - Anangel Shipping Enterprises SA            (274)       (326)       (310)
    Agents expenses
    - Ago Shipping Inc                            (11)        (26)           -
    Insurance premiums
    - Aegian Insurance Company Ltd             (1,164)     (1,456)     (1,678)

    (B) ASSETS/(LIABILITIES) RECOGNISED IN
    THE CONSOLIDATED BALANCE SHEETS:
    Cash held by:
     - Anangel Shipping Enterprises SA           2,711       2,932
    Supervision fees included in vessels
    under construction
     - Anangel Shipping Enterprises SA             306         173
    Other creditors and accruals
    - Angelicoussis Shipholding Group Ltd          (3)         (3)
    - Argo Shipping Inc                           (18)         (6)
    Short term borrowings
    - Anangel Shipping Enterprises SA            (130)        (47)

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    (C) OTHER TRANSACTIONS

    Rights offering

    Prior to the rights offering during 1999 (refer to Note 9) Angelicoussis Shipholding Group Limited ("ASGL") owned all of the Class B shares and 43% of the Class A Shares, effectively representing 72% of the Company's total issued ordinary shares. ASGL had agreed to purchase all of the shares that were offered under the basic subscription right and to purchase any remaining shares offered to, but not purchased by, other shareholders, at the same price per share. As a result of the offering ASGL purchased a total of 1,378,884 amounting to $7,928,583 not taken up by the other shareholders. This has effectively increased ASGL shareholding to approximately 78% of the Company's total issued ordinary shares.

    Purchase of newbuilding contracts

    As more fully explained in Note 5, the Company acquired two newbuilding contracts through the purchase of the entire share capital of Alpha Bay & Investment Inc and Reiner Trading & Investment SA from the Kanellakis family interests. The purchase price for the transfer of the shares to the Company was based on fair values of $4.7 million determined by reference to the initial installments already paid under the shipyard contracts plus accrued interest to December 27, 2000. At the date of transfer of the shares to the Company, Alpha Bay & Investment Inc and Reiner Trading & Investment SA did not have any assets or liabilities other than their interests in the newbuilding contracts under which instalments totaling $4.4 million were paid to the shipyard.

    Special dividend and option to purchase vessels

    Approximately 78% of the Company's shares are owned by Anangel Integrity and ASGL, equally controlled by interests represented by John Angelicoussis and interests represented by his sister, Anna Kanellakis. Over the last several years, the Kanellakis family interests have developed a growing direct involvement in shipping and intend to continue to develop this involvement in the future. In order to avoid any possible future conflicts of interest with the Company, the Kanellakis and Angelicoussis family interests in the Company are to be reorganised so that John Angelicoussis will be the sole beneficial owner of the shares in the Company owned by Anangel Integrity and ASGL. To facilitate this transaction the Company will declare and pay a cash dividend of $3.00 per share to all shareholders of record date April 30, 2001 and payable on May 4, 2001.

    As the Company does not have sufficient retained earnings to cover the cash dividend, its shareholders approved a resolution to amend its Articles of Association to permit the distribution of dividends out of surplus paid in capital at an extraordinary general meeting held in Athens, Greece on March 30, 2001. The Company intends to finance the dividend through a new credit facility of up to $50 million, which is currently being negotiated with its bankers. It is anticipated that the new credit facility will be subject to collateral in the form of negative pledges on the Company's two newly built Capesize vessels, the Anangel Millennium and Anangel Century which have an aggregate net book value of $67.6 million.

    In order to broaden the scope of its existing activities in the shipping industry the Company is considering the disposal of certain vessels. As a result, the Company has granted the Kanellakis family interests a thirty
    (30) day option beginning April 1, 2001 to purchase shortly thereafter at fair market value, to be determined by independent shipbrokers as of March 31, 2001, one or more of the following vessels / newbuildings having an aggregate net carrying amount of $72.7 million : "Anangel Millennium", "Anangel Century", Hull No. 1139 and Hull No. 1144. In the event that the Kanellakis family interests do not exercise this option, the Company will consider the sale of these vessels to other parties (see Note 5).

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


17. SUBSEQUENT EVENTS

    DISPOSAL OF VESSELS

    Effective May 1, 2001 the Kanellakis family interests exercised the option granted to them by the Company to purchase four vessels/newbuilding contracts as described above in Note 16 c. As consideration for the transfer of ownership of these vessels/newbuilding contracts the Kanellakis family paid the Company $97,500,000 in cash which resulted in a gain of approximately US$ 5,545,000. The Company used the proceeds from this sale to fully repay the facility obtained to partially finance the payment of the special dividend described above in Note 16 c.

    ACQUISITION OF EQUITY INTEREST IN ACOL TANKERS LIMITED

    Pursuant to the Company's declared intention to broaden the scope of its activities in the shipping industry, the Company finalised negotiations on May 29, 2001 for the acquisition, at a cost of $47,404,000, of a 25% stake in ACOL Tankers Limited ("ACOL"), a privately owned/operator of modern crude oil tankers. ACOL Tankers currently owns 5 Very Large Crude Carriers ("VLCCs") of between 243,870 and 300,000 deadweight and 3 Aframaxes of 98,800 to 105,000 deadweight, and is owned, as to 78.0% of the outstanding shares by interests represented by Mr. John Angelicoussis, the Chairman and President of the Company. The price for the acquisition of 25.0% of ACOL is based on ACOL's net asset value as of May 1, 2001 where the accounting net asset value of the company has been adjusted by the market value of the vessels owned by ACOL as established by five independent ship valuers.

    The Company has also acquired an option to acquire a further 26% of ACOL prior to December 31, 2001, the price for which would be at net asset value, determined as stated above, at the time of the exercise of the option.

    NEWBUILDING ORDERS

    In May 2001 the Company decided to cancel its second Panamax order at DSME for Hull No. 1150, and had instead ordered a 300,000 deadweight VLCC in its place for delivery in the second quarter of 2003. This order has subsequently been assigned to entities ultimately controlled by interests represented by Mr. John Angelicoussis in exchange for a cash payment to the Company of $4,200,000.

    FUTURE FOCUS OF DRY-CARGO BUSINESS

    Following the sale of four vessels to the Kanellakis family on May 1, 2001, the Company has decided to focus its dry-cargo operations to service the growing demands of energy related transportation. The Company therefore intends to gradually increase the number of Panamax and Capesize vessels at the appropriate time and dispose of the Handysize and Multi-purpose vessels.

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------


          FINANCIAL HIGHLIGHTS
                                                                     DEC 31
                                                                       2000
                                                                (12 MONTHS)
                                                                     $000'S
                                                                -----------
          INCOME DATA
          Revenue from voyages                                       97,514
          Net income                                                 28,409
          Earnings per share                                          $1.18

          FINANCIAL DATA
          Total Assets                                              514,824
          Liabilities                                               243,144
          Shareholders' Equity                                      271,680

          SHARE DATA
          Shareholders' Equity per share of common stock             $11.33
          Share Price                                                 $5.25
          Dividends   - Ordinary                                          -
                      - Special                                           -

          OTHER DATA
          Net Income Before Depreciation                            $51,111
          Earnings per Share Before depreciation                      $2.13

          FLEET DATA (AS OF YEAR END)
          (a) No. operating Vessels
          Owned                                                          23
          Total DWT IN 000's                                          1,957
          (b) No. Under Construction                                      4
          Total DWT IN 000's                                          300.0

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------

THE FLEET
Vessels - 100% owned

            TYPE                           NAME                               YEAR BUILT                         DWT
   ----------------------     -------------------------------     -----------------------------------     ------------------
   MULTIPURPOSE               ALPHA JUPITER                                        1985                              23,278
                              ALPHA BRAVERY                                        1985                              23,278
                                                                                                          ------------------
                                                                                                                     46,556
                                                                                                          ------------------


   HANDYSIZE                  ANANGEL EAGLE                                        1983                              34,070
                              ANANGEL POWER                                        1982                              34,111
                              FRANGISKOS C.K.                                      1984                              37,611
                              MARIA IA                                             1984                              37,593
                              ALPHA  FAITH                                         1984                              37,611
                              ANANGEL DIGNITY                                      1984                              44,125
                              ANANGEL SUCCESS                                      1984                              44,146
                                                                                                          ------------------
                                                                                                                    269,267
                                                                                                          ------------------

   PANAMAX                    ANANGEL EXPRESS                                      1982                              61,537
                              ANANGEL ARGONAUT                                     1981                              65,668
                              ANTONIS I ANGELICOUSSIS                              1989                              69,349
                              ANANGEL PROGRESS                                     1989                              69,406
                              ANANGEL VENTURE                                      1989                              69,406
                              ANANGEL ENOSIS                                       1995                              73,556
                              ANANGEL OMONIA                                       1996                              73,519
                                                                                                          ------------------
                                                                                                                    482,441
                                                                                                          ------------------

   CAPESIZES                  ANANGEL PRIDE                                        1993                             161,600
                              ANANGEL SOLIDARITY                                   1993                             161,545
                              ANANGEL SPLENDOUR                                    1993                             161,587
                              ANANGEL AMBITION                                     1994                             161,526
                              ANANGEL DESTINY                                      1999                             171,997
                              ANANGEL MILLENNIUM                                   2000                             170,415
                              ANANGEL CENTURY                                      2000                             169,770
                                                                                                          ------------------
                                                                                                                  1,158,440
                                                                                                          ------------------
                                                                                                                  1,956,704
                                                                                                          ==================
   NEWBUILDINGS
   PANAMAX                    DAEWOO HULL NO 1139                 Delivered in 1st Quarter, 2001                     75,000
                              DAEWOO HULL NO 1141                 Delivery  due  1st Quarter, 2002                   75,000
                              DAEWOO HULL NO 1144                 Delivery  due  2nd Quarter, 2002                   75,000
                              DAEWOO HULL NO 1150                 Delivery  due  3rd Quarter, 2002                   75,000
                                                                                                          ------------------
                                                                                                                    300,000
                                                                                                          ------------------
                              TOTAL GROUP DWT                                                                     2,256,704
                                                                                                          ==================

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    By:   /s/ D.A. Stylianou
                                          --------------------------------------
                                          Name:  D.A. Stylianou
                                          Title: Director

Date:  June 28, 2001

                                                                      APPENDIX A


                          DEFINITION OF SHIPPING TERMS


   The following is a set of definitions for shipping terms which are used throughout this Form 20-F.

Baltic Freight
Index (BFI)/Baltic
Dry Index (BDI)               The Baltic  Freight  Index  ("BFI") is calculated

                              and published daily by a panel of experts and is intended to provide a measure of the level of spot rates in the dry bulk freight-rate market. The BFI reflects the daily chartering activity in eleven weighted trade routes served by Panamax and Capesize vessels worldwide. The BFI ceased on November 1, 1999. The closest equivalent is the Baltic Dry Index ("BDI").

Bulk cargo                    Homogeneous unpacked dry cargo such as grain, iron
                              ore or coal. Any commodity shipped in this way is said to be in bulk.

Bunker Space in which fuel for the ship is stored on board. The expression bunkers denotes the fuel itself.

Capesize The largest size of bulk carrier, generally dry cargo vessels in excess of 100,000 DWT.

Deadweight Tonnage (DWT)      The  capacity of a ship  consisting  of the total
                              weight of cargo, bunkers, fresh water, stores and crew, expressed in long tons of 2,240 lbs., which the ship can carry when loaded to a particular load line, normally her summer load line. Also referred to as total deadweight.

Dry bulk carrier              Single-deck ship designed to carry dry bulk
                              cargoes. Such ships have large hatchways to facilitate cargo handling. Often referred to as a bulker.

Dry cargo                     Any cargo, packed or unpacked, carried in
                              non-liquid bulk form.

Friendship H.T.               Standard design, Multipurpose dry cargo vessel of
                              23,000 DWT having very large hatches with bulk carrier capacity but also fitted with retractable tweendecks suitable for the carriage of containers.

Future 32                     Standard  design bulk cargo  vessel of 37,500 DWT
                              fitted with 25-ton cranes.

Geared/Gearless               Vessel with/without sufficient on board equipment
                              (cranes, derricks, etc.) to permit the discharge of its cargo without the assistance of shore facilities.

Handysize                     Bulk carrier of 30,000-45,000 DWT.

M. V. (Motor Vessel)          A vessel powered by a diesel engine and generally
                              a dry cargo vessel.

Multipurpose                  Vessel designed with retractable tweendecks and
                              loose container fittings enabling it to trade as a bulk carrier or tweendecker, or to carry containers.

Panamax Largest size of ship capable of navigating the Panama Canal, generally of 60,000-75,000 DWT.

Time charter                  The hiring of a ship from a shipowner for a period
                              of time. Under this type of contract, the shipowner places his ship, with crew and equipment, at the disposal of the charterer, for which the charterer periodically pays hire money.
                              Subject to any restrictions in the contract, the charterer decides the type and quantity of cargo to be carried and the ports of loading and discharging. He is responsible for supplying the ship with bunkers and for the payment of cargo handling operations, canal and port charges, pilotage, towage and ship's agency. The technical operation and navigation of the ship remain the responsibility of the shipowner. A ship hired in this way is said to be on time charter. Such periods can vary from the anticipated time necessary to perform a specific voyage (e.g. two months) - "trip" time charters or short-term time charters; a number of voyages in succession (e.g.
                              six to nine months) - medium term time charters;
                              or a number of years - long-term time charters.
                              The terms and conditions of the contract are set down in a document known as a time charter-party.

Time Charter Equivalent       Time Charter Equivalent is that daily rate which
                              would result in the same profit had a vessel been chartered under a time charter contract rather than on a voyage contract.

Tweendeck/Tweendecker         A vessel with one (usually) or more decks in
                              between the bottom and the weather decks.

Voyage charter                Contract of carriage in which the charterer  pays
                              for the use of a ship's cargo space for one, or sometimes more than one, voyage. Under this type of charter, the shipowner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship's agency) while payment for port and cargo handling charges are the subject of agreement between the parties.
                              Freight is generally paid per unit of cargo, such as ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded or the time taken to perform the voyage, though extra compensation or rebates may be payable under the contract if the charterer varies anticipated loading or discharging times. The terms and conditions of the contract are set down in a document known as a voyage charter-party.


Shipping terms supplied by Dictionary of Shipping Terms and other sources.